EXHIBIT 5
                                                                       ---------



                         PARTNERSHIP PURCHASE AGREEMENT



BETWEEN:


                                   NEXEN INC.


                                     - and -


                            CANADIAN NEXEN YEMEN LTD.

                                     - and -

                                 NEXEN MARKETING


                                     - AND -


                           HARVEST BREEZE TRUST NO. 1


                                      -and-


                           HARVEST BREEZE TRUST NO. 2




                              (NEXEN CANADA NO. 1)

                                TABLE OF CONTENTS
                                                                            PAGE

1.      INTERPRETATION.........................................................1

2.      PURCHASE AND SALE.....................................................15

3.      ADJUSTMENTS...........................................................19

4.      CLOSING...............................................................21

5.      MAINTENANCE OF THE ASSETS.............................................22

6.      TITLE AND ENVIRONMENTAL REVIEW........................................26

7.      THIRD PARTY RIGHTS AND CONSENTS.......................................29

8.      VENDOR'S REPRESENTATIONS..............................................31

9.      PURCHASER'S REPRESENTATIONS...........................................38

10.     NO MERGER AND SURVIVAL................................................39

11.     INDEMNITIES...........................................................39

12.     VENDOR'S CLOSING CONDITIONS...........................................42

13.     PURCHASER'S CLOSING CONDITIONS........................................42

14.     TERMINATION...........................................................44

15.     DEFAULT...............................................................44

16.     DISPUTE RESOLUTION....................................................45

17.     EMPLOYMENT MATTERS....................................................45

18.     PROTECTION OF PERSONAL INFORMATION....................................46

19.     POST-CLOSING OBLIGATIONS..............................................48

20.     CONFIDENTIALITY.......................................................50

21.     ATTORNMENT AND PROPER LAW.............................................51

22.     MISCELLANEOUS.........................................................51

                         PARTNERSHIP PURCHASE AGREEMENT

                  THIS AGREEMENT made as of the 23rd day of June, 2005,

BETWEEN:

                  NEXEN INC., a body corporate having offices at the City of Calgary, in the Province of Alberta

                  (hereinafter referred to as "NEXEN")

                                     - and -

                  CANADIAN NEXEN YEMEN LTD., a body corporate having offices at the City of Calgary, in the Province of Alberta,

                  (hereinafter referred to as "CNYL")

                                     - and -

                  NEXEN MARKETING, a general partnership having offices at the City of Calgary, in the Province of Alberta,

                  (hereinafter referred to as "Nexen Marketing")

                                     - AND -

                  HARVEST BREEZE TRUST NO. 1, a trust established pursuant to the laws of Alberta, by its trustee, 1115638 ALBERTA LTD., having offices at the City of Calgary, in the Province of Alberta,

                  (hereinafter referred to as "BREEZE NO. 1")

                                      -and-

                  HARVEST BREEZE TRUST NO. 2, a trust established pursuant to the laws of Alberta, by its trustee, 1115650 ALBERTA LTD., having offices at the City of Calgary, in the Province of Alberta

                  (hereinafter referred to as "BREEZE NO. 2")



                  WHEREAS the Vendor desires to sell the Securities, Pipeline, Nexen Seismic and Office and Administrative Assets to the Purchaser and the Purchaser desires to purchase the Securities, Pipeline, Nexen Seismic and Office and Administrative Assets from the Vendor;


                  NOW THEREFORE in consideration of the premises hereto and of the covenants, warranties, representations, agreements and payments herein set forth and provided for, the parties hereto covenant and agree as follows:

1.       INTERPRETATION
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                                      -2-


         (a) In this Agreement (including the premises hereto, this clause and each Schedule) the words and phrases set forth below shall have the meaning ascribed thereto below, namely:

                  (i) "ABANDONMENT AND RECLAMATION OBLIGATIONS" means all remediation and reclamation obligations whatsoever of the Partnership or Vendor, as applicable, including, without limitation:

                           A. the abandonment and reclamation of any Wells, and the restoration of the surface in respect thereof including any related roads; and

                           B. the closure, decommissioning and dismantling of Tangibles, and the restoration of the surface in respect thereof including any related roads;

                           all in accordance with good oil and gas field practices, and in compliance with the Regulations;

                  (ii) "ADJUSTED WORKING CAPITAL" means an amount equal to the Current Assets less the Current Liabilities as at the Closing Date excluding all amounts receivable by the Partnership from, or payable by the Partnership to, NEXEN including amounts accrued;

                  (iii) "AFFILIATES" means with respect to any Person, any other Person which is affiliated with such Person, and for the purposes of this Agreement:

                           A. two Persons will be considered to be affiliated with one another if one of them controls the other, or if both of them are controlled by a common third Person; and

                           B. one Person will be considered to control another Person if it has the power to direct or cause the direction of the management and policies of the other Person, whether directly or indirectly, through one or more intermediaries or otherwise, and whether by virtue of the ownership of partnership interest or other equity interests, the holding of voting rights or contractual rights, or otherwise;

                           and for greater certainty, Nexen Canada No. 1 and Subco are Affiliates of the Vendor prior to Closing and Affiliates of Harvest Operations Corp. and Harvest Energy Trust are Affiliates of the Purchaser and the Purchasers are Affiliates of Harvest Energy Trust for the purposes of this Agreement;

                  (iv) "ASSETS" means the Partnership's entire right, title and interest in and to all assets within the area outlined in purple on the land plat contained attached hereto as Schedule "F" including, without limitation, the Petroleum and Natural Gas Rights, the Tangibles, the Technical Information and the Miscellaneous Interests;

                  (v) "BUSINESS DAY" means a day other than a Saturday, a Sunday or a statutory holiday in Calgary, Alberta;

                  (vi)     "CLAIMS PERIOD" means:

                           A. in respect of the representations and warranties set out in Clause 8(a) (xviii),
                                    (xxi) and (xxii), and the indemnity for
                                    Subco income taxes in

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                                      -3-


                                    Clause 11(a) (B), the period ending on the day which is sixty (60) days after expiry of all reassessment periods in respect of the First Fiscal Period for the Partnership and any taxation years of Subco which ended or end prior to the Closing Date; and

                           B. for all other indemnities, representations, warranties, covenants and agreements of Vendor, the period ending twelve (12) months after the Closing Date;

                  (vii) "CLOSING" means the conveyance of the Securities, Pipeline, Nexen Seismic and Office and Administrative Assets by the Vendor to the Purchaser and the payment by the Purchaser to the Vendor of the Purchase Price therefor and the completion of all matters incidental thereto on the Closing Date at the Place of Closing;

                  (viii) "CLOSING DATE" means 2:00 p.m. (Calgary, Alberta time) on the 2nd day of August, 2005 or such other time as may be agreed to by the Vendor and the Purchaser;

                  (ix) "CURRENT ASSETS" means the aggregate of all the Partnership's current assets calculated in accordance with GAAP, including in such calculation any balance of pre-paid amounts, any deposits or advances, and the entire Intercompany Receivable;

                  (x) "CURRENT LIABILITIES" means the aggregate of all the Partnership's current liabilities calculated in accordance with GAAP, including in such calculation the entire Intercompany Payable;

                  (xi) "DATA ROOM MATERIALS" means the documents, files, data and information which were in the Vendor's data room during the period April 5, 2005 to May 9, 2005 as set forth in the CD or CD's attached hereto as Schedule "G";

                  (xii) "EFFECTIVE DATE" means 12:01 a.m. (Calgary, Alberta time) on the 1st day of April, 2005;

                  (xiii) "ENVIRONMENTAL DEFECT" means Environmental Liabilities relating to the Assets and the Pipeline or the surface areas associated therewith, provided however, the following shall be deemed to not be an Environmental Defect:

                           A. Environmental Liabilities disclosed in the Data Room Materials; and

                           B. Abandonment and Reclamation Obligations but only to the extent of Environmental Liabilities that are normally associated with assets which are similar to the Assets and which have been operated in compliance with the Regulations, the Title and Operating Documents and good oilfield practices;

                  (xiv) "ENVIRONMENTAL EVALUATOR" means Earthmaster Environmental Strategies Inc. or such other party as agreed to by the Parties;

                  (xv) "ENVIRONMENTAL LIABILITIES" means all liabilities pertaining to the Assets and the Pipeline in respect of the environment, whether or not caused by a breach of the applicable Regulations and whether or not resulting from operations however and whenever conducted with respect to the Assets and the Pipeline, including, without limitation, liabilities related to:

                           A. the transportation, storage, use or disposal of toxic or hazardous substances, dangerous oilfield waste or non-dangerous oilfield waste;

                           B. the release, spill, escape or emission of toxic or hazardous substances;

                           C. any other pollution or contamination of the surface, substrate, soil, air, ground water, surface water or marine environments;

                           D. damages and losses suffered by Third Parties as a result of the occurrences in Paragraphs
                                    (A) - (C) of this Clause; and

                           E. any obligations imposed by the Regulations to protect the environment or to rectify environmental problems;

                  (xvi) "FACILITIES" means all unit facilities under any unit agreement that applies to the Petroleum and Natural Gas Rights and all other field facilities that are not solely located on or under the surface of the Lands (or lands with which the Lands are pooled) and that are used for production, gathering, treatment, compression, transportation, injection, water disposal, measurement, processing, storage or other operations respecting the Petroleum and Natural Gas Rights or the Petroleum Substances produced therefrom, including, without limitation, any applicable battery, separator, compressor station, gathering system, pipeline, production storage facility or warehouse and all other facilities specifically identified in Schedule "B" attached hereto;

                  (xvii) "FINANCIAL INFORMATION" means financial information relating to the Partnership, the Assets and the Pipeline, including (i) source records, books, general ledger, gathering and processing records, invoices, operating statements in Vendors' or their Affiliates' possession or to which it has reasonable access, and (ii) other financial statements and summaries previously prepared by the Vendors or their Affiliates in association with the Partnership and the Assets (to the extent they are in the possession and control of the Vendor), including:

                           A. audited statements of revenue, royalties and operating expenses associated with the Assets for the period ended December 31, 2002, December 31, 2003 and December 31, 2004 together with Deloitte & Touche LLP's audit report thereon in the form prepared;

                           B. unaudited statements of revenue, royalties and operating expenses associated with the Assets for the most recently completed interim period at or prior to the Closing Date and the comparable period in the preceding financial year, together with Deloitte & Touche LLP's review engagement report thereon; and

                           C. such other related information that is required under securities laws and Regulations to be disclosed by the Purchaser in connection with future securities filings;

                  (xviii) "FUTURES TRANSACTION" means any derivatives transaction (including an agreement with respect thereto) which is commonly referred to as a hedge transaction, rate swap transaction, basis swap, forward rate transaction, commodity swap, commodity option, equity or equity index swap, equity or equity index option, bond option, interest rate option, foreign exchange transaction, cap transaction, floor transaction, collar transaction, currency swap transaction, cross-currency rate swap transaction, currency option or any other similar transaction (including any option with respect to any of these transactions) or any combination of these transactions;

                  (xix) "GAAP" means generally accepted accounting principles established by the Canadian Institute of Chartered Accountants at the relevant time;

                  (xx) "INTERCOMPANY PAYABLE" means all accounts payable, including amounts accrued, by the Partnership to the Vendor or any Affiliate of the Vendor including any amount owing under any promissory notes granted by the Partnership in favor of the Vendor or any Affiliate of the Vendor, if any, excluding all amounts payable by the Partnership to NEXEN including all amounts accrued;

                  (xxi) "INTERCOMPANY RECEIVABLE" means all accounts receivable, including amounts accrued, held by the Partnership for amounts owing by the Vendor or any Affiliate of the Vendor including any amount owing under any promissory notes granted by the Vendor or any Affiliate of the Vendor in favor of the Partnership, if any, excluding all amounts receivable by the Partnership from NEXEN including all amounts accrued;

                  (xxii) "LANDS" means the Partnership's entire interest in and to those lands within the areas outlined in purple on the land plat contained in the CD attached hereto as Schedule "F" including, without limitation, the lands set forth and described in attached Schedule "A" and the Petroleum Substances within, upon and under such lands, together with the right to explore for and recover same, all insofar as such are granted by the Leases;

                  (xxiii) "LEASES" means, collectively, the various leases, licences, permits, reservations, certificates of title and other documents of title which the holder may explore for, drill for, recover, remove or dispose of Petroleum Substances within, upon or under the Lands (or lands with which the Lands are pooled or unitized) and includes, if applicable, all renewals and extensions of those documents and all documents issued in substitution therefore, including without limitation, those set forth in the CD or CD's attached hereto as Schedule "A";

                  (xxiv) "LOSSES AND LIABILITIES" means all claims, liabilities, actions, proceedings, demands, losses, costs, penalties, fines, damages and expenses which may be sustained or incurred by any of a Party, its directors, officers, agents, and employees, including, without limitation, reasonable legal fees and disbursements on a solicitor and client basis;

                  (xxv) "MISCELLANEOUS INTERESTS" means subject to the limitations and exclusions in this definition and in the definition of "Assets", the Partnership's entire interest in all property and rights, other than the Petroleum and Natural Gas Rights, Tangibles and Technical Information, to the extent they pertain directly to the Petroleum and Natural Gas Rights, the Tangibles or the Technical Information including, without limitation:

                           A.       the Title and Operating Documents;

                           B.       the Surface Rights;

                           C.       the well bores and down hole casing
                                    respecting the Wells; and

                           D. copies of geological, engineering, facility and other records, files, reports, data, correspondence and documents, or portions thereof, that relate directly to the Assets;

                  (xxvi) "NEXEN SEISMIC" means with respect to proprietary seismic data in which NEXEN owns less than 100% interest: subject to approval of the operators and NEXEN's partners and only upon terms and conditions approved by those Persons, licensed copies thereof including all seismic records, books, documents and reports (excluding all proprietary and associated trading rights relating to such data) which seismic lines are shown on the land plat in Schedule "F" and which may include, without limitation, data, documents and information similar to those described in paragraphs 1(a)(x1v)(A) to (D);

                  (xxvii) "OFFICE AND ADMINISTRATIVE ASSETS" means NEXEN's entire right, title and interest (whether leased, rented or owned) in and to any field offices and administrative buildings, vehicles, office equipment, computers, furnishings, furniture, artwork, fittings, fixtures, oilfield equipment, systems (including, without limitation, all SCADA systems pertaining to the Assets but excluding other licensed and proprietary software that may be excluded as set forth in Schedule "J"), supplies and inventory, whether or not affixed, but located within the area outlined in purple on the land plat contained in the CD attached hereto as Schedule "F" as at the Closing Date, including without limitation, those described in Schedule "J";

                  (xxviii) "PARTNERSHIP" means Nexen Canada No. 1, an Alberta general partnership;

                  (xxix) "PARTNERSHIP AGREEMENT" means that certain Partnership Agreement dated December 20, 2004, among Nexen Petroleum Canada and CNYL and any amendments thereto;

                  (xxx) "PARTNERSHIP INTEREST" means a partnership interest in the Partnership on the Closing Date pursuant to and in accordance with the Partnership Agreement including, without limitation, the partners in the Partnership, inherent right, title and interest in and to the Assets, if any, as provided for in the Partnership Agreement as at the Closing Date;

                  (xxxi) "PARTY" means a Person that is bound by this Agreement, and "Parties" means two or more of such Persons;

                  (xxxii)  "PERMITTED ENCUMBRANCES" means:

                           A. the terms and conditions of the Title and Operating Documents, including, without limitation, any penalty or forfeiture that applies to the Assets subsequent to the Effective Date resulting from the Purchaser's election under Clause 5 not to participate in a particular operation, and provided that the following are only "Permitted Encumbrances" if and to the extent that the following are detailed in Schedule "A":

                                    (1)      any overriding royalties, net
                                             profits interests or other
                                             encumbrances applicable to the
                                             Petroleum and Natural Gas Rights
                                             for which the Purchaser will assume
                                             the obligation for payment;

                                    (2)      any existing potential alteration
                                             of the Partnership's interest in
                                             the Assets because of payout
                                             conversion or farmin, farmout or
                                             other such agreement;

                                    (3)      any Preferential Rights; and

                                    (4)      any penalty or forfeiture that
                                             applies to the Assets at the
                                             Effective Date because of the
                                             Partnership's election not to
                                             participate in a particular
                                             operation;

                            B. easements, rights of way, servitudes or other similar rights including, without limitation, rights of way for highways and other roads, railways, sewers, drains, gas or oil pipelines, gas or water mains, electric light, power, telephone or cable television towers, poles and wires;

                            C. the Regulations and any rights reserved to or vested in any municipality or governmental, statutory or public authority to levy taxes or to control or regulate any of the Assets, Pipeline and Office and Administrative Assets in any manner, including, without limitation, the right to control or regulate the production rates and the conduct of operations;

                            D. Statutory exceptions to title and the reservations, limitations and conditions in any grants or transfers from the Crown of any of the Petroleum and Natural Gas Rights or interests therein;

                            E. Undetermined or inchoate liens incurred or created in the ordinary course of business as security for the Partnership's or Vendor's, as applicable share of the costs and expenses of the development or operation of any of the Assets, Pipeline and Office and Administrative Assets, which costs and expenses are not delinquent as of the Closing Date;

                            F. Undetermined or inchoate mechanics' liens and similar liens for which payment for services rendered or goods supplied is not delinquent as of the Closing Date;

                            G. liens granted in the ordinary course of business to a public utility, municipality or governmental authority respecting operations pertaining to any of the Assets, Pipeline and Office and Administrative Assets;

                            H. liens imposed under Regulations securing the payment of any taxes, assessments or government charges which are not due or the validity of which is being contested in good faith;

                            I. any lien contemplated by Clauses 1(a)(xxix) E, F, G and H that is being contested in good faith by the Vendor; and

                            J. any defects or deficiencies in title to the Assets disclosed in the Data Room Materials or that are waived or deemed to be waived under Clause 6;

                  (xxxiii) "PERSON" means an individual, a partnership, a corporation, a trust, an unincorporated organization, a union, a governmental authority and the heirs, executors, administrators or other legal representatives thereof;

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                                      -8-


                  (xxxiv) "PETROLEUM AND NATURAL GAS RIGHTS" means the entire interests of the Partnership, including those described in the CD or CD's attached hereto as Schedule "A", in respect of the Leases to the extent they apply to the Lands, including, without limitation, any existing contractual right of the Partnership to earn an interest under a farmin or similar arrangement, any net carried interest and any overriding royalty, net profits interest or other encumbrance accruing to the Partnership;

                  (xxxv) "PETROLEUM SUBSTANCES" means crude oil, natural gas and every other mineral or substance, the right to explore for which, or an interest in which, is granted under the Leases, including, without limitation, sulphur (subject to such limitations as to geological formations and Petroleum Substances as may appear in Schedule "A");

                  (xxxvi) "PIPELINE" means Nexen Marketing's entire interest in and to:

                            A. the "Hay Pipeline" which is approximately 38 kilometers in length and 219.1 mm (8") in diameter, commencing at b-76-H/94-I-9 in the Province of British Columbia and terminating at 11-17-110-9 W6M in the Province of Alberta;

                           as shown on the land plat in Schedule "F" and all tangible property and assets whatsoever relating to thereto (including all line fill and Petroleum Substances in the Pipeline as of the Effective Date) including, without limitation, metering equipment, the communication system, inventory, pigging stations and all miscellaneous interests, title and operating documents (including, without limitation, tie-in and contract operating agreements and the Well Effluent Transportation and Processing Agreement dated January 1, 2000 originally between Husky Oil Operations Limited, CXY Energy Marketing and Wascana Energy Partnership), surface rights, right of ways and all records, files, reports, data, correspondence and documents whatsoever relating thereto;

                  (xxxvii) "PLACE OF CLOSING" means the offices of the Vendor, located at 2900, 801 - 7th Avenue S.W., Calgary, Alberta;

                  (xxxviii)"PREFERENTIAL RIGHTS" means a right of first refusal, pre-emptive right of purchase or similar contractual right under the Title and Operating Documents or otherwise whereby a Third Party has the right to purchase or acquire any of the Assets because of the Vendor's agreement to dispose of the Assets to the Purchaser hereunder;

                  (xxxix) "PRIME RATE" means the annual rate of interest in effect at the Effective Date, based upon a year of 365 days, designated by the Royal Bank of Canada as its prime rate for Canadian dollar commercial loans;

                  (xl) "PURCHASE PRICE" means the total consideration payable by the Purchaser to the Vendor at Closing pursuant to Subclause 2(b), as modified by the adjustments and reductions provided for herein;

                  (xli)    "PURCHASER" means:

                          [ INTENTIONALLY DELETED ]

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                                      -9-


                          [ INTENTIONALLY DELETED ]

                           as the context requires;

                  (xlii) "REGULATIONS" means all statutes, laws, rules, regulations, policies, decrees, orders, judgments or directives in effect from time to time and made or issued by a government, governmental body, agency, board, tribunal or court having jurisdiction over the Parties, the Assets or the transaction contemplated herein;

                  (xliii)  "SECURITIES" means:

                           A. Where NEXEN is the Vendor pursuant to Clause 2(a): NEXEN's entire Partnership Interest in and to the Partnership on the Closing Date ("NEXEN PARTNERSHIP INTEREST") pursuant to and in accordance with the Partnership Agreement and all amounts receivable by NEXEN from the Partnership as of the Closing Date including all amounts accrued (collectively the "NEXEN RECEIVABLES"); and

                           B. Where CNYL is the Vendor pursuant to Clause 2(a): CNYL's entire interest in and to the issued and outstanding shares in the capital of Subco (the "CNYL SUBCO SHARES");

                           as context requires;

                  (xliv) "SUBCO" means CNYL No. 1 Ltd., an Alberta corporation wholly owned by CNYL and which, as of the Closing Date, owns a 0.1% Partnership Interest in and to the Partnership;

                  (xlv) "SURFACE RIGHTS" means all rights to use the surface of land in connection with the Assets, including, without limitation, rights to enter upon and occupy the surface of the land on which the Tangibles and the Wells are located and rights to cross or otherwise use the surface of land for access to the Assets;

                  (xlvi) "TANGIBLES" means the Partnership's entire interest in and to:

                           A.       the Facilities;

                           B. all tangible property and assets, other than the Facilities, that are located on or under the surface of the Lands or lands appurtenant thereto (or lands with which the Lands are pooled) and are used or useful solely for production, gathering, treatment, compression, transportation, injection, water disposal, measurement, processing, storage or other operations respecting the Petroleum and Natural Gas Rights, and including, without limitation, any equipment and material inventory that has been charged to and acquired by the Partnership for the joint account of the particular owners of the Assets;

                           C. the pipeline which is approximately 100 meters in length, commencing at 11-17-110-9 W6M in the Province of Alberta and terminating at Husky Energy Inc.'s Rainbow Lake Satellite at 10-17-110-9 W6M in the Province of Alberta (including the metering station equipment at 11-17-110-09 W6M); and

                           D. any additional items that are specifically indicated in a Schedule attached hereto to be included as Tangibles;

                  (xlvii) "TAX ACT" means the Income Tax Act (Canada) R.S.C.1985, 5th Supplemental C-1, and the regulations thereunder as amended, and any applicable legislation of any Province or Territory of Canada with respect to the taxation of income;

                  (xlviii) "TECHNICAL INFORMATION" means the Partnership's
                           entire interest in and to copies of NEXEN's 100% owned proprietary seismic data, including all seismic records, books, documents and reports (excluding all proprietary and associated trading rights relating to such data), which seismic lines are shown on the land plat in the CD attached hereto as Schedule "F", and which may include, without limitation:

                           A. copies of: all permanent records of basic field data including, but not limited to, any and all microfilm or paper copies of seismic, driller's reports, monitor records, observer's reports and survey notes and any and all copies of magnetic field tapes or conversions thereof;

                           B. copies of: all permanent records of the processed field data including, but not limited to, pre- and post-stacked record sections including amplitude, phase and structural displays, post-stacked data manipulations including filters, migrations and wavelet enhancements, and any and all copies of final stacked tapes and any manipulations and conversions thereof;

                           C. in the case of 3D seismic, in addition to the foregoing, copies of all permanent records of bin locations, bin fold, static corrections, surface elevations and any other relevant information. For copies of all 100 % proprietary 3D seismic data sets, a copy of the existing Geoquest workstation project for those 3D seismic datasets. The copy will be in 8 mm exabyte format and the project will have at least one version of each 3D purchased, with interpretations (horizons picked); and

                           D. copies of: any support data relating to the foregoing, including surveyors' ground elevation records, shot point maps, drillers' logs, shooters' records, seismograph records, seismograph magnetic tapes, monitor records, field records and record sections, including maps and interpretations made from any of the foregoing;

                  (xlix) "THIRD PARTY" means any Person other than the Parties;

                  (l) "THIRTEENTH MONTH ADJUSTMENT" means the accounting procedure performed annually by an operator of particular Tangibles for the purpose of redistributing certain revenues and expenses, including, without limitation, operating expenses, processing fee revenues, excess capacity utilization fees and recoveries, royalties and gas cost allowances (or similar cost allowances);

                  (li) "TITLE AND OPERATING DOCUMENTS" means, to the extent directly related to the Petroleum and Natural Gas Rights, the Tangibles and the Technical Information, or any of them:

                           A.       the Leases;

                           B. agreements affecting the Partnership's interests in the Petroleum and Natural Gas Rights, including, without limitation, operating agreements, royalty agreements, farmout or farmin agreements, option agreements, participation agreements, pooling agreements, sale and purchase agreements and asset exchange agreements;

                           C. agreements for the sale of Petroleum Substances that are terminable on 31 days' notice or less (without an early termination penalty or other cost) or that are identified in Schedule "E" attached hereto;

                           D. agreements respecting the unitization of any of the Petroleum and Natural Gas Rights;

                           E.       agreements pertaining to the Surface Rights;

                           F. agreements for the construction, ownership and operation of the Tangibles;

                           G. service agreements for the treating, gathering, storage, transportation or processing of Petroleum Substances or other third party petroleum substances, the injection or subsurface disposal of substances, the use of well bores or the operation of any Wells or Tangibles by a third party;

                           H. any approvals, authorizations or licences required under the Regulations for the conduct of operations with respect to the Assets, including, without limitation, Well, pipeline and plant licences; and

                           I. all other agreements that relate to the ownership, operation or exploitation of the Petroleum and Natural Gas Rights or the Tangibles;

                  (lii) "TITLE DEFECTS" means a deficiency or discrepancy in or affecting the title of the Partnership in and to any of the Assets or the Vendor in and to the Pipeline and the Office and Administrative Assets, but specifically excludes, without limitation:

                           A. any Title Defect, deficiency, discrepancy, matter or thing which was disclosed in the Data Room Materials, PROVIDED HOWEVER, subject to the terms of this Agreement, excluding any specific Title Defect in respect of the Assets, the Pipeline or the Office and Administrative Assets discovered during the Purchaser's full title review by its outside counsel conducted after the date of this Agreement which could not have been reasonably discovered by the Purchaser as a result of the Purchaser's review of the Data Room Materials;

                           B. any deficiency or discrepancy relating to any preferential rights or similar rights which may or may not have been applicable as a result of the Vendor's contribution of the Assets to the Partnership or as a result of any previous internal reorganization of the Vendor and its Affiliates;

                           C. the loss of lease acreage between the Effective Date and the Closing Date because the lease term expires;

                           D.       the Permitted Encumbrances;

                           E. the mere fact that any beneficial, rather than legal, interest of the Partnership or any of its predecessors in the Assets if that beneficial interest is held in trust under the Leases or the Title and Operating Documents;

                           F. any liens or encumbrances against the interest of a Third Party that do not pertain to the interest of the Partnership in the Assets; and

                           G. any missing or unsigned documents in the chain of the Partnership's title to the Assets or Vendor's title to the Pipeline and Office and Administrative Assets where such document is not reasonably required to confirm the creation, establishment or maintenance of such title and provided the current status of title can otherwise be confirmed with reasonable certainty;

                  (liii) "TITLE EVALUATOR" means a senior partner of Thackray Burgess LLP or such other independent oil and gas solicitor as may be agreed to by the Parties;

                  (liv)    "VENDOR" means:

                           A. With respect to the sale of the Office and Administrative Assets and Nexen Seismic, NEXEN;

                           B. With respect to the Sale of the Securities, NEXEN and CNYL as set out in Clause 2(a); and

                           C. With respect to the sale of the Pipeline, Nexen Marketing;

                           as the context requires;

                 [ INTENTIONALLY DELETED ]

                  (lvi) "WELLS" means the Partnership's entire interest in all wells within the area outlined in purple on the land plat attached hereto as Schedule "F" including, without limitation, any producing, capped, shut-in, suspended, abandoned, disposal, water source, observation, injection and other wells located on the Lands or on lands with which the same have been pooled or unitized as set out in Schedule "C".

         (b)      Attached hereto are the following Schedules:

                  (i) Schedule "A" - Lands, Leases, Petroleum and Natural Gas Rights

                  (ii)     Schedule "B"       -       Facilities

                  (iii)    Schedule "C"       -       Wells

                  (iv)     Schedule "D"       -       Authorizations for
                                                      Expenditure

                  (v)      Schedule "E"       -       Marketing Contracts

                  (vi)     Schedule "F"       -       Land Plat

                  (vii)    Schedule "G"       -       Data Room Materials (CD)

                  (viii)   Schedule "H"       -       Litigation

                  (ix)     Schedule "I"       -       Field Employees

                  (x)      Schedule "J"       -       Office and Administrative
                                                      Assets

                  All Schedules hereto are incorporated into and as part of this Agreement by this reference as fully as though contained in the body of this Agreement.

         (c) The headings of clauses and subclauses herein and in the Schedules are inserted for convenience of reference only and shall not affect or be considered to affect the construction of the provisions hereof.

         (d) Wherever any provision of any Schedule to this Agreement conflicts with any provision in the body of this Agreement, the provisions of the body of this Agreement shall prevail. References herein to a Schedule shall mean a reference to the applicable Schedule to this Agreement. References in any Schedule to the "Agreement" shall mean a reference to this Agreement. References in any Schedule to another Schedule shall mean a reference to a Schedule to this Agreement.

         (e) Any reference herein to a statute shall include and shall be deemed to be a reference to such statute and to the regulations made pursuant thereto, and all amendments made thereto and in force from time to time, and to any statute or regulation that may be passed which has the effect of supplementing or superseding the statute so referred to or the regulations made pursuant thereto.

         (f) If any of the provisions of this Agreement should be determined to be invalid, illegal or unenforceable in any respect, the validity, legality or enforceability of the remaining provisions herein shall not in any way be affected or impaired thereby.

         (g) Where in this Agreement a representation and warranty is made on the basis of the knowledge or awareness of a Party hereto, such knowledge or awareness consists only of the actual knowledge or awareness, as the case may be, of the current officers, servants, agents and employees of such Party who are responsible for the supervision of the subject matter of such representation or warranty, but shall not include the knowledge or awareness of any other person or persons.

         (h) All references to "Dollars" or "$" herein shall refer to lawful currency of Canada.

         (i) The terms "Agreement", "hereof", "herein", "hereunder" and similar expressions refer to this Agreement, including any Schedules hereto, taken as a whole and not to any particular article, section, subsection, clause, or subclause or other subdivision thereof and include any agreement or instrument which amends, modifies or is supplementary to this Agreement.

         (j) In this Agreement, words importing persons include corporations and vice versa, words importing the masculine gender include the feminine and neuter genders and vice versa, and words importing the singular include the plural and vice versa.

         (k)      Joint Vendor:

                  (i) Except as otherwise provided herein, all rights, benefits, obligations and liabilities accruing to or assumed by the Vendor under this Agreement and the Regulations shall be: solely NEXEN's responsibility with respect to a sale of the Nexen Seismic and Office and Administrative Assets; Nexen Marketing's responsibility with respect to the sale of the Pipeline; and, both joint and several as between NEXEN and CNYL with respect to a sale of Securities.

                  (ii) With respect to any decision or election to be made by Vendor under this Agreement, NEXEN and CNYL with respect to a sale of Securities, shall make such election jointly so that Purchaser is not required to pursue different courses of action with each of them.

                  (iii) If either one of NEXEN and CNYL with respect to a sale of Securities, but not both, are unable to or unwilling to close this transaction for any reason permitted herein, then Purchaser shall not be required to complete this transaction with the other party comprising Vendor, and that other Party comprising Vendor shall be deemed to have defaulted under this Agreement or elected to terminate this transaction, as applicable, on the same basis as the first-mentioned Vendor Party.

         (l)      Joint Purchaser:

                  (i) Except as otherwise provided herein, all rights, benefits, obligations and liabilities accruing to or assumed by the Purchaser under this Agreement and the Regulations shall be both joint and several as between BREEZE NO. 1 and BREEZE NO. 2.

                  (ii) With respect to any decision or election to be made by Purchaser under this Agreement, BREEZE NO. 1 and BREEZE NO. 2, shall make such election jointly so that Vendor is not required to pursue different courses of action with each of them.

                  (iii) If either one of BREEZE NO. 1 and BREEZE NO. 2, but not both, are unable to or unwilling to close this transaction for any reason permitted herein, then Vendor shall not be required to complete this transaction with the other party comprising Purchaser, and that other Party comprising Purchaser shall be deemed to have defaulted under this Agreement or elected to terminate this transaction, as applicable, on the same basis as the first-mentioned Purchaser

                           Party

2.       PURCHASE AND SALE

         (a) Upon the terms and subject to the conditions of this Agreement, the Purchaser will purchase the Securities, Pipeline, Nexen Seismic and Office and Administrative Assets from the Vendor and make payment therefor to the Vendor and the Vendor will sell, assign and deliver the Securities, Pipeline, Nexen Seismic and Office and Administrative Assets to the Purchaser upon receipt of that part of the Purchase Price payable on Closing as follows:

                  (i) Purchaser will purchase CNYL's entire interest in and to the Securities and make payment therefor, as provided for in Clause 2(b) herein, to NEXEN for and on behalf of CNYL, and CNYL will sell, assign and deliver its entire interest in and to the Securities to Purchaser on the Closing Date;

                  (ii) Purchaser will purchase NEXEN's entire interest in and to the Securities and make payment therefor, as provided for in Clause 2(b) herein, to NEXEN and NEXEN will sell, assign and deliver its entire interest in and to the Securities to Purchaser on the Closing Date;

                  (iii) Purchaser will purchase NEXEN's entire interest in and to the Office and Administrative Assets and make payment therefor, as provided for in Clause 2(b) herein, to NEXEN and NEXEN will sell, assign and deliver its entire interest in and to the Office and Administrative Assets to Purchaser on the Closing Date;

                  (iv) Purchaser will purchase Nexen Marketing's entire interest in and to the Pipeline and make payment therefor, as provided for in Clause 2(b) herein, to NEXEN, for and on behalf of Nexen Marketing, and Nexen Marketing will sell, assign and deliver its entire interest in and to the Pipeline to Purchaser on the Closing Date; and

                  (v) Purchaser will purchase NEXEN's entire interest in and to the Nexen Seismic and make payment therefor, as provided for in Clause 2(b) herein, to NEXEN and NEXEN will sell, assign and deliver its entire interest in and to the Nexen Seismic to Purchaser on the Closing Date.

         (b) The consideration to be paid by the Purchaser to the Vendor for the sale, assignment and delivery of the Securities, Pipeline, Nexen Seismic and Office and Administrative Assets by the Vendor to the Purchaser shall be the sum of Two Hundred and Sixty Million ($260,000,000.00) Dollars, plus all amounts receivable by the Partnership from NEXEN as of the Closing Date including all amounts accrued (collectively the "NEXEN PAYABLES"), plus or minus the adjustments to the Purchase Price as provided for herein, which sum less the Deposit applied under Clause 2(h) shall be paid in accordance with Clauses 2(g) and 2(i) on the Closing Date to NEXEN for and on behalf of the Vendor. [ INTENTIONALLY DELETED ]:

                 [ INTENTIONALLY DELETED ]

         (d) Notwithstanding anything contained in this Agreement but subject to Clauses 6 and 11, the Parties acknowledge and agree that all revenue, benefits, liabilities and obligations relating to the Assets accruing prior to the Effective Date shall be to the sole benefit and account of the NEXEN as a partner in the Partnership and CNYL as the sole shareholder of Subco which is a partner in the Partnership and Nexen Marketing with respect to the Pipeline, and the Purchaser hereby waives, subject to Clause 11 and in particular Clause 11(c), any and all rights to such revenue, benefits, liabilities and obligations for the period prior to the Effective Date which the Purchaser has or may have. The Parties agree that any final allocations and adjustments that are required or necessary under this Clause 2(d) shall be included in the final Adjustment Report prepared in accordance with Clause 3.

         (e) If Vendor is required to collect from the Purchaser any tax, fee or charge under the Regulations in connection with the Purchaser acquiring the Securities, Pipeline, Nexen Seismic and Office and Administrative Assets, then the Purchaser shall pay the amount of those taxes, fees or charges to the Vendor, and the Vendor shall remit those amounts in the manner required by the Regulations. If the amount of any tax, fee or charge is adjusted as a result of any audit or determination by any government authority then any increase or decrease and any related penalties and interest paid or received shall be paid by or received by the Purchaser.[ INTENTIONALLY DELETED ]

         (f)      The Parties acknowledge and agree that:

                  (i)     [ INTENTIONALLY DELETED ]

                          [ INTENTIONALLY DELETED ]

                  (iii)    [ INTENTIONALLY DELETED ]

         (g) Any payment to be made pursuant to this Agreement by the Purchaser shall be made to the Vendor's Bank Account in immediately available funds by electronic transfer in Dollars on the due date for payment. Receipt of such sums in the relevant bank account shall be an effective discharge of the obligation of the Purchaser to pay such sums to the Vendor.]

        [ INTENTIONALLY DELETED ]

                  If Closing occurs, the Vendor will apply the Deposit (without any adjustment for accrued interest thereon) as partial payment of the Purchase Price in accordance with Clause 2(b).

         (i) On Closing on the Closing Date, NEXEN shall pay to the Purchaser, as agent of the Partnership, the Nexen Payables. Vendor and Purchaser acknowledge and agree that the Nexen Payables will be fully paid and settled by way of off set against the amount receivable by Vendor from Purchaser pursuant to Clause 2(b).

3.       ADJUSTMENTS

         The Purchase Price shall be subject to the following adjustment procedure:

         (a) On or before Closing, the Vendor shall undertake a review of the Partnership's books and records for the purpose of preparing a report ("ADJUSTMENT REPORT") which shall set forth all adjustments to the Purchase Price under this Agreement and specify the net amount payable under this Clause 3 as follows:

                  (i) the gross revenue accruing, received or receivable by the Partnership in respect of the Assets from and including the Effective Date up to the Closing Date shall be credited to the account of the Purchaser and result in a decrease in the Purchase Price;

                  (ii) the gross operating costs and all other costs including, without limitation, royalties, overhead and capital costs determined in accordance with the PASC Accounting Procedure and all insurance costs relating to insurance maintained by the Vendor or the Partnership relating to the Assets accruing, payable or paid by the Partnership in respect of the Assets from and including the Effective Date up to the Closing Date shall be credited to the account of the Vendor and result in an increase in the Purchase Price;

                  (iii) an amount equal to the interest which would have accrued on the Purchase Price payable on Closing, less the Deposit and the Nexen Payables, from and including the Effective Date to but excluding the Closing Date at the Prime Rate per annum shall be credited to the account of the Vendor and result in an increase in the Purchase Price;

                  (iv) if the Adjusted Working Capital of the Partnership as of the Closing Date is a positive amount, such amount shall be credited to the account of Vendor and result in an increase in the Purchase Price, and if the Adjusted Working Capital as of the Closing Date is a negative amount, such amount shall be credited to the account of the Purchaser and result in a decrease in the Purchase Price;

                  (v) if: (A) the current assets, and all accounts receivable, including amounts accrued, held by Subco, if any less, (B) current liabilities, and all accounts payable, including amounts accrued excluding any liabilities in respect of the accounting for future income taxes, by Subco, if any, of Subco determined in accordance with GAAP as of the Closing Date is: (C) a positive amount, such amount shall be credited to the account of Vendor and result in an increase in the Purchase Price; or (D) a negative amount, such amount shall be credited to the account of the Purchaser and result in a decrease in the Purchase Price;

                  (vi) the gross revenue accruing, received or receivable by the Vendor in respect of the Pipeline from and including the Effective Date up to the Closing Date shall be credited to the account of the Purchaser and result in a decrease in the Purchase Price;

                  (vii) the gross operating costs and all other costs including, without limitation, overhead and capital costs determined in accordance with the PASC Accounting Procedure and all insurance costs relating to insurance maintained by the Vendor relating to the Pipeline accruing, payable or paid by the Vendor in respect of the Pipeline from and including the Effective Date up to the Closing Date shall be credited to the account of the Vendor and result in an increase in the Purchase Price; and

                  (viii) the total value, as agreed to by the Vendor and Purchaser prior to the Closing Date, of the line fill and inventory amount of all Petroleum Substances contained within the Pipeline system as of the Effective Date shall be credited to the account of the Vendor and result in an increase in the Purchase Price.

         (b) Upon receipt of an Adjustment Report, and subject to Clause 3(g), the net amount payable set forth in the Adjustment Report shall be paid by the Party, within ten (10) Business Days following the issuance of the Adjustment Report, who in the net result is obligated to make payment to the other Party, pursuant to the terms and conditions of this Agreement, and such net amount shall result in an increase or decrease, as the case may be, in the Purchase Price as set forth in Clause 2(a). To the extent any Intercompany Receivables and Intercompany Payables have not been settled as of the date of receipt of the Adjustment Report, the Parties agree to settle such amounts within ten (10) Business Days of this date.

         (c) With respect to any audit which has been commenced, has been completed or notice of which has been received, within twenty-four (24) months of the Closing Date, pertaining to any joint interest or unit operation relating to the Assets participated in by the Partnership, Subco or the Vendor or their Affiliates prior to the Effective Date, and the Partnership (or its assigns) becomes:

                  (i) obligated to make any refund or other payment and the amount thereof is not reflected in the Adjustment Report, then the Vendor shall forthwith pay to the Purchaser the amount of each such refund or other payment; or

                  (ii) entitled to receive any refund or other payment and the amount thereof is not reflected in the Adjustment Report, then the Purchaser shall forthwith pay to the Vendor the amount of each such refund or other payment;

                  and the amount of any such payment made shall be deemed to be an adjustment in the Purchase Price.

         (d) Notwithstanding the foregoing, further adjustments on the basis indicated in this Clause will be made as and when those items arise if notice requesting that adjustment, including reasonable particulars thereof, has been given by a Party to the other Party within thirty (30) days following receipt of a Thirteenth Month Adjustment or a completed and agreed to audit or other report and the need for that adjustment arises from:

                  (i) a Thirteenth Month Adjustment, operator error adjustments or errors established by joint venture audits within thirty-six (36) months after the Closing Date; or

                  (ii) errors established by an audit or other review of lessor royalty payments that is conducted under applicable Regulations or Title and Operating Documents within sixty (60) months after the Closing Date or such later time as may be prescribed by the Regulations.

         (e) In the event the Parties are unable to agree upon the amount of any adjustment under this Clause 3, the matter may be referred to arbitration in accordance with the provisions of Clause 16, provided however, the amount in the Adjustment Report shall be payable in any event in accordance with Clause 3(b) and any arbitration award amending the Adjustment Report shall be deemed to be an amendment thereto.

         (f) The Purchaser and its nominees, at its sole cost, shall have the right to audit the books, records and accounts of the Vendor and the Partnership for the purposes of confirming the adjustments to the Purchase Price set forth in the Adjustment Report provided for in this Clause 3 at any time during regular business hours up to twelve (12) months following the Closing Date ("AUDIT"). Any disputes relating to an Audit shall be resolved by the agreement of the Parties, failing which the dispute shall be resolved in accordance with Clause
                  16. Notwithstanding the foregoing audit period limitation, Purchaser's audit rights under this Clause 3(f) shall be extended for the time period, and in respect of those books, records and accounts, as may be reasonably necessary to permit Purchaser to verify refunds or payments to be received or made by it pursuant to Clause 3(c).

         (g) For the purposes of this Clause 3 and the preparation of the Adjustment Report, the Vendor shall:

                  (i) At least three (3) Business Days prior to the Closing Date prepare an interim Adjustment Report which amounts will be used to adjust the Purchase Price for purposes of settling amounts owing at Closing; and

                  (ii) Within one hundred and eighty (180) days of the Closing Date prepare the final Adjustment Report;

                  provided that adjustments shall be permitted after this period if required for the purposes of Clause 3(c).

         (h) Notwithstanding anything to the contrary herein, the Vendor and the Purchaser acknowledge and agree that it is their intention not to double bill or account, adjust, credit or debit for the same item twice pursuant to the adjustments made herein. For greater certainty, one Party shall not receive the same amount twice or have to pay or account for the same item twice (i.e. there shall be no "double dipping").

4.       CLOSING

         (a) Closing shall take place at the Place of Closing on the Closing Date unless otherwise agreed to by the Vendor and the Purchaser.

         (b) At Closing the Vendor shall deliver or cause to be delivered to the Purchaser or the Purchaser's solicitors, the following documents, fully executed by Vendor, where applicable:

                  (i) certificates representing the Securities, if required, accompanied by duly executed instruments of transfer, a bill of sale in respect of the Office and Administrative Assets, Pipeline and Nexen Seismic and any other documents necessary to transfer to the Purchaser good title to the Securities, Pipeline, Nexen Seismic and Office and Administrative Assets; and

                  (ii)     original partnership minute books and within thirty
                           (30) days of Closing, all environmental, health and safety files and Worker's Compensation files.

         (c) The Vendor and Purchaser acknowledge and agree that at Closing or as soon as reasonably possible thereafter, the Vendor shall deliver or cause to be delivered to the Purchaser or the Purchaser's solicitors, the following documents, fully executed by the Vendor or Vendor's Affiliates, where applicable:

                  (i) such transfers, assignments, declarations of trust, novations and other instruments conveying the title to the Assets to the Partnership as may be reasonably required by the Purchaser, provided however, any Surface Rights covered under a "Master Agreement" or similar industry agreement shall not be conveyed; rather the Purchaser shall have sixty (60) days following the Closing Date in which to enter into a "Master Agreement" or similar industry agreement with the applicable Third Party covering such Surface Rights; and

                  (ii) fully executed releases and discharges of any liens, charges or other encumbrances, other than the Permitted Encumbrances, whatsoever affecting the Assets or a letter in form and content satisfactory to the Purchaser, acting reasonably, from each holder of such security stating that it has no interest in the Assets as security or otherwise howsoever and undertaking to cause to be discharged all encumbrances on the Assets to which such holder is entitled to the benefit.

         (d) The Vendor shall cooperate, both before and after Closing, with the Purchaser to secure execution of such documents by the Third Parties thereto other than the Vendor and Purchaser.

         (e) At Closing Vendor shall either provide copies of the documents included in Miscellaneous Interests or undertake to deliver copies of them within ten (10) Business Days following the Closing Date.

         (f) Unless otherwise agreed to by the Parties, within thirty (30) days following the Closing Date the Vendor, as agent of the Partnership, shall provide the Technical Information and Nexen Seismic to the Purchaser.

5.       MAINTENANCE OF THE ASSETS

         (a) From the date hereof until the Closing Date (the "INTERIM PERIOD"), the Vendor, as agent for the Partnership and its partners, will maintain the Assets in a proper and prudent manner in accordance with good oil field practice and the Regulations, with such consultation with the Purchaser as is prescribed in this Clause 5 or is otherwise reasonably appropriate in the circumstances. The Vendor, as agent for the Partnership and its partners, will comply with all of the Partnership's obligations with respect to the Assets under the Title and Operating Agreements, will pay when due all expenses and other amounts payable in respect of the Assets during the Interim Period and will maintain any insurance it presently holds respecting the Assets until Closing. Unless otherwise specified herein, the Vendor, as agent for the Partnership and its partners, will not be required to obtain additional insurance respecting the Assets during the Interim Period, except to the extent such insurance is required to be maintained under the Regulations or the Title and Operating Documents. The Vendor, as agent for the Partnership and its partners, will remain the beneficiary under all such policies of insurance (subject to the insurance benefit contribution provisions of Clause 5(d)) and, unless otherwise agreed by the Parties, the Purchaser will not be entitled to any proceeds of settlement thereunder, provided however, subject to Closing on the Closing Date, the Partnership or the Purchaser, as a partner in the Partnership, or the Purchaser as the purchaser of the Nexen Seismic, Pipeline or Office and Administrative Assets shall be entitled to all insurance proceeds accruing from and after the Effective Date in respect of the Assets, Nexen Seismic, Pipeline and Office and Administrative Assets, as applicable. The Vendor will promptly give notice, in reasonable detail, to the Purchaser upon the Vendor becoming aware of any Environmental Defects and any damage to the Tangibles of the type contemplated in Clause 13(a)(vi).

         (b)      Material Commitments during the Interim Period

                  (i) During the Interim Period, the Vendor, as agent for the Partnership and its partners, will provide to the Purchaser copies of all AFEs, notices and mail ballots the Vendor, as agent of the Partnership and its partners, the Partnership or Subco receives respecting the Assets, and will not, without the prior written consent of the Purchaser, which consent may not be unreasonably withheld or delayed:

                           A. Assume any new obligation or commitment respecting the Assets, if the Partnership's share of the associated expenditure is estimated to exceed $50,000.00, except: (i) for amounts that the Partnership is committed to expend or is deemed to authorize under the Title and Operating Documents without its specific authorization or approval; or (ii) to the extent that the Vendor, as agent for the Partnership and its partners, reasonably determines that those expenditures or actions are urgently necessary for the protection or preservation of life and property, provided that the Vendor will promptly notify the Purchaser of any such expenditures or actions;

                           B. Sell, transfer, or otherwise dispose of any of the Assets, except for sales of production of Petroleum Substances reasonably made by the Vendor, as agent for the Partnership and its partners, in the ordinary course of business under sales arrangements permitted herein;

                           C.       Surrender or abandon any of the Assets;

                           D. Subject to this Clause 5, amend any of the Title and Operating Documents (other than for processing of assignments by third parties in the ordinary course of business), terminate any of the Title and Operating Documents, enter into any new agreement respecting the Assets or vote on any mail ballot or other similar notice issued under the Title and Operating Documents;

                           E. Subject to Clauses 5(a), 5(b)(i)A and 5(b)(ii), propose or initiate the exercise of any option arising as a result of the ownership of the Assets (including, without limitation, rights under area of mutual interest provisions and any right of first refusal) or propose or initiate any operations with respect to the Assets that have not been commenced or committed to by the Vendor, as agent for the Partnership and its partners, as of the Effective Date, if that exercise or option would result in an obligation of the Partnership after the Effective Date or a material adverse effect on the value of the Assets;

                           F. Other than for Permitted Encumbrances, grant a security interest or any encumbrance with respect to any of the Assets;

                           G.       Subject to Clause 5(e), Vendor shall not:

                                    (1)      allow the Partnership to incur,
                                             assume or otherwise become liable
                                             for any debts or charges to the
                                             Vendor, or any affiliate of the
                                             Vendor, except in the ordinary
                                             course of business;

                                    (2)      allow the Partnership to amalgamate
                                             with, merge into or otherwise
                                             consolidate with any other Person
                                             or acquire all or substantially all
                                             of the business or assets of any
                                             other Person; and

                                    (3)      make any change in the constating
                                             documents or by-laws of the
                                             Partnership including, without
                                             limitation, the Partnership
                                             Agreement.

                  (ii) If an operation or the exercise of any option respecting the Assets is proposed in circumstances which would require the written consent of the Purchaser under Clause 5(b)(i) ("PROPOSAL"):

                           A. The Vendor will promptly give notice of the Proposal to the Purchaser, including with that notice supporting information in reasonable detail;

                           B. The Purchaser will advise the Vendor, by notice, not later than two (2) Business Days prior to the time the Vendor, as agent for the Partnership and its partners, is required to make its election for the Proposal, if the Purchaser wishes the Vendor, as agent for the Partnership and its partners, to exercise its rights on behalf of the Purchaser, provided that this period will be reduced to twelve (12) hours if the period within which the Partnership is required to reply by notice to the applicable third parties, is forty eight
                                    (48) hours or less and provided that failure to make an election within the applicable period will be deemed to be the Purchaser's election not to participate in the Proposal;

                           C. The Vendor will make the election authorized by the Purchaser for the Proposal within the period during which the Vendor, as agent for the Partnership and its partners, may respond to the Proposal;

                           D.       An election by the Purchaser not to
                                    participate in a Proposal will not result in any reduction of the Purchase Price if the Partnership's interest therein is terminated or altered as a result of that election, and that termination or alteration will not constitute a Title Defect or a breach of the Vendor's representations and warranties; and

                           E. The Vendor may require the Purchaser to advance or otherwise secure any costs to be incurred by the Vendor, as agent for the Partnership and its partners, on behalf of the Purchaser under this Clause in such manner as may be reasonably appropriate in the circumstances.

                  (iii) The Purchaser may not, without the written consent of the Vendor, request the Vendor, as agent for the Partnership and its partners, to propose the conduct of any operation respecting the Assets during the Interim Period, except to the extent provided in this Agreement.

         (c) Provided Closing occurs and insofar as the Vendor maintained the Assets and took action on behalf of the Partnership pursuant to this Agreement in compliance with the obligations under this Clause 5, the Vendor will be deemed to have been the agent of the Partnership and its partners hereunder. The Purchaser ratifies all actions taken, or refrained from being taken, by the Vendor, as agent for the Partnership and its partners, under this Clause 5 in that capacity, with the intention that all of those actions will be deemed to be those of the Purchaser, as agent of the Partnership, except to the extent that the Vendor's actions under this Clause 5 constitute gross negligence or willful misconduct.

         (d) Provided Closing occurs, Purchaser and the Partnership jointly and severally will:

                  (i) be liable to Vendor for its Losses and Liabilities; and, in addition,

                  (ii) indemnify and hold harmless the Vendor and each of its directors, officers, servants, agents and employees from and against all Losses and Liabilities;

                  incurred by Vendor as a result of Vendor acting as the agent of the Partnership and its partners pursuant to this Clause 5 including, without limitation, any and all Third Party costs incurred by Vendor, Vendor's cost of insurance attributable to such activities (provided however, the Vendor shall cause any and all such insurance proceeds or rights thereto to be contributed to the Partnership and to be retained in the Partnership as of Closing Date such that the Partnership shall receive the benefit of all such insurance proceeds, provided further such insurance proceeds shall be excluded from the Adjusted Working Capital portion of the Adjustment Report), any claims of Third Parties and that portion of Vendor's costs attributable to overhead associated with such activities in accordance with the PASC Accounting Procedure, except any Losses and Liabilities of Vendor and each of its directors, officers, servants, agents and employees to the extent that the same were a direct result of the gross negligence or willful misconduct of the Vendor or an Affiliate of the Vendor. An act or omission will not be regarded as gross negligence or willful misconduct under this Clause 5 to the extent that it was done or omitted to be done in accordance with the Purchaser's written instructions or written concurrence. The provisions of this Clause 5(d) shall survive Closing on the Closing Date for the benefit of the Vendor.

         (e) Notwithstanding anything contained in this Agreement, the Parties acknowledge and agree that the Vendor and its Affiliates, in their sole discretion, have or will enter into various agreements with the Partnership on or prior to the Closing Date as disclosed to Purchaser prior to the date of execution of this Agreement to effect or document the prior arrangements among Vendor and its Affiliates prior to the Closing Date, and the Purchaser has been advised of the general nature of these transactions.

         (f)      Provided Closing occurs, Vendor jointly and severally will:

                  (i) be liable to Purchaser for its Losses and Liabilities; and, in addition,

                  (ii) indemnify and hold harmless the Purchaser and each of its directors, officers, servants, agents and employees from and against all Losses and Liabilities;

                  incurred by Purchaser as a direct result of the gross negligence or willful misconduct of the Vendor or an Affiliate of the Vendor while Vendor acted as the agent of the Partnership and its partners pursuant to this Clause 5. An act or omission will not be regarded as gross negligence or willful misconduct under this Clause 5 to the extent that it was done or omitted to be done in accordance with the Purchaser's written instructions or written concurrence.

6.       TITLE AND ENVIRONMENTAL REVIEW

         (a) The Vendor, as agent for the Partnership, will, subject to the Regulations, the Title and Operating Documents and the terms and conditions of this Agreement, during the period following the execution of this Agreement until the Closing Date:

                  (i) make or cause to be made available for review, during regular business hours, by the Purchaser, its employees and agents (subject to their being covered by a confidentiality agreement), the Vendor's and the Partnership's records, files and documents directly relating to the Assets, Office and Administrative Assets, Nexen Seismic, Pipeline and the Securities, for the purpose of the Purchaser's review of the title of the Vendor to the Securities, Nexen Seismic, Pipeline and the Office and Administrative Assets and the Partnership's title to the Assets, including, without limitation, the Title and Operating Documents and any and all records pertaining to operating revenues and expenses as are in the possession of the Vendor or which the Vendor is entitled and provide, if requested by the Purchaser, copies of same at Purchaser's cost and expense;

                  (ii) Subject to Clause 20, Purchaser (and its employees and agents), at its sole cost, risk and expense, may, upon prior notice to Vendor, inspect the Assets and conduct an environmental assessment of the Assets during regular business hours. If Purchaser undertakes an environmental assessment, the scope of the proposed assessment, including testing protocols, must be acceptable to the Vendor, acting commercially reasonable, prior to the commencement of the proposed assessment. If Purchaser takes samples from the Lands, Vendor shall require splitting of each sample and Purchaser shall deliver such split sample to Vendor. Purchaser shall, at its sole cost, provide Vendor with copies of all final reports, results, data and analyses of the site visit, inspections and assessments within five (5) Business Days of Purchaser's receipt of them. Notwithstanding anything contained herein, the provisions of this Clause 6(a)(ii) (including the application of Clause 20) shall survive Closing on the Closing Date for the benefit of the Vendor;

         (b) On or before five (5) Business Days prior to the Closing Date, the Purchaser shall give the Vendor written notice of all Title Defects and Environmental Defects which the Purchaser does not waive. Such notice shall specify:

                  (i) such Title Defects and Environmental Defects in reasonable detail;

                  (ii)     the Assets directly affected thereby ("AFFECTED
                           ASSETS");

                  (iii) in the case of Title Defects, the Purchaser's bona fide estimate of the reduction in value of the Affected Assets, broken down on an asset by asset basis and a description on how such value was determined;

                  (iv) in the case of Environmental Defects, the Purchaser's bona fide estimate of the aggregate cost of any required remediation broken down on an itemized and site by site basis; and

                  (v) the Purchaser's requirements for the remedying thereof.

                  Notwithstanding the foregoing, the Purchaser shall keep the Vendor informed on a regular basis as to any Title Defects and Environmental Defects it discovers.

         (c) Prior to the Closing Date, the Vendor shall provide notice to the Purchaser as to whether it agrees with:

                  (i) The existence of one or more Title Defects and Environmental Defects; and

                  (ii) The Purchaser's estimate of the reduction in the value of the Affected Assets affected by such Title Defects and the Purchaser's estimated cost of any required remediation for such Environmental Defects, as applicable, and if it does not agree, its reasons regarding: (A) the non-existence of one or more Title Defects and Environmental Defects; and (B) the Purchaser's estimate of the reduction in value of the Affected Assets affected by the Title Defects or its estimated aggregate cost of remediating such Environmental Defects, as applicable.

        [ INTENTIONALLY DELETED ]

         (e) If the Vendor delivers a notice regarding Title Defects, identified in the notice pursuant to Clause 6(b), pursuant to Clause 6(c) disagreeing with the Purchaser, then the Vendor and the Purchaser shall meet and use reasonable efforts to agree on the validity of such Title Defect and the amount by which the value of any Affected Assets has been reduced. In determining any reduction in value of the Affected Assets and corresponding reduction in the Purchase Price, it is the intent of the Parties to include, when possible, only that portion of the Assets adversely affected by the Uncured Title Defect. If the Parties cannot mutually agree on the adjustment to the Purchase Price for an Uncured Title Defect, then within two (2) Business Days of notice of disagreement being given by the Vendor to the Purchaser pursuant to Clause 6(c), each Party shall submit the determination of the reduction in the value of the Assets adversely affected by the Uncured Title Defects (which, in the case of the Purchaser, need not be, but may not be higher than, the reduction in values of such Affected Assets set forth in its notice delivered in accordance with Clause 6(b) or which, in the case of the Vendor, need not be, but may not be lower than, the reduction in values of such Affected Assets set forth in its notice delivered in accordance with Clause 6(c)), together with a written statement as to how such reduction in values was determined, to the Title Evaluator, together with written instructions that:

                  (i) the Title Evaluator, to the extent that it may be necessary, may engage an independent petroleum engineer to advise the Title Evaluator on the value of an Uncured Title Defect;

                  (ii) the Title Evaluator, in accordance with good legal, engineering and evaluation practices, shall determine the validity of the Uncured Title Defect and shall select a value for each of the Affected Assets from and based only upon the written statements and values submitted by the Parties to the Title Evaluator, provided that the Title Evaluator must select either the Purchaser's or the Vendor's proposed value and shall not be entitled to propose a compromise settlement; and

                  (iii) such evaluation and selection must be completed within two (2) Business Days from the date of submission.

                  The fees and other costs to be paid to the Title Evaluator in respect to the services performed by it shall be paid in equal shares by the Vendor and the Purchaser. If a Party fails to provide a written statement of reduction in value to the Title Evaluator together with its written instructions as set out herein, then the Title Evaluator shall select the other Party's determination of reduction in value and the transaction shall proceed.

        [ INTENTIONALLY DELETED ]

                          [ INTENTIONALLY DELETED ]

         (g) If the Vendor delivers a notice regarding Environmental Defects, identified in the notice pursuant to Clause 6(b), pursuant to Clause 6(c) disagreeing with the Purchaser, then for the purposes of the determination of the costs to remediate any Environmental Defects for the purposes of Clause 6(f), the Vendor and the Purchaser shall meet and use reasonable efforts to agree on the validity of the Environmental Defect and the amount by which the value of any Affected Assets has been reduced. If the Parties cannot mutually agree on the adjustment to the Purchase Price for an Uncured Environmental Defect, then within two (2) Business Days of notice of disagreement being given by the Vendor to the Purchaser pursuant to Clause 6(c), each Party shall submit the determination of the costs (which, in the case of the Purchaser may not be higher than, the costs set forth in its notice delivered in accordance with Clause 6(b) or which, in the case of the Vendor, may not be lower than, the costs set forth in its notice delivered in accordance with Clause 6(c)) to remediate the Uncured Environmental Defects, together with a written statement as to how such costs were determined, to the Environmental Evaluator with written instructions that:

                  (i) the Environmental Evaluator, in accordance with good environmental assessment practices, shall determine the validity of the Environmental Defect and shall select a cost to remediate each Uncured Environmental Defect, from and based only upon the written statements and costs submitted by the Parties to the Environmental Evaluator, provided that the Environmental Evaluator must select either the Purchaser's or the Vendor's proposed costs to remediate and shall not be entitled to propose a compromise settlement; and

                  (ii) such evaluation and selection must be completed within two (2) Business Days from the date of submission.

                  The fees and other costs to be paid to the Environmental Evaluator in respect of the services performed by it shall be paid in equal shares by the Vendor and the Purchaser. If a Party fails to give its written statement of proposed costs to remediate to the Environmental Evaluator together with written instructions as set out herein, then the Environmental Evaluator shall select the other Party's proposed costs to cure and the transaction shall proceed.

7.       THIRD PARTY RIGHTS AND CONSENTS

         (a) Prior to and following Closing, at the request of the Purchaser, Vendor shall use reasonable efforts to obtain and deliver to the Purchaser all consents, permissions and approvals by Third Parties and governmental and regulatory authorities, which the Purchaser has (acting reasonably and in good faith) identified as reasonably necessary and applicable in connection with the transaction herein provided for.

         (b) Within three (3) Business Days following the execution of this Agreement by the Parties, the Vendor shall advise the Purchaser which of the Assets are subject to Preferential Rights. Within five (5) Business Days following the execution of this Agreement by the Parties, the Purchaser shall advise the Vendor in writing of its bona fide allocations of value for such affected Assets. Provided that the Vendor is satisfied that such allocations are bona fide and reasonable, the Vendor shall comply with the applicable provisions of such Preferential Rights and shall serve notices to the Third Parties (and Purchaser if applicable) holding such Preferential Rights, such notices to be in a form acceptable to the Purchaser acting reasonably, using the bona fide allocations of the Purchaser. All such notices shall include a request for a waiver of the Preferential Rights held. In the event the Vendor is not satisfied that the allocations of value made by the Purchaser are bona fide and reasonable, the Vendor and Purchaser shall forthwith meet in good faith to discuss the issue. If, after such a meeting, the Vendor and Purchaser are not able to agree upon the value of Assets affected by Preferential Rights, either the Vendor or the Purchaser may, at its option, submit the determination of such matter to arbitration pursuant to and in accordance with Clause 16.

         (c) The Vendor shall notify the Purchaser in writing forthwith upon the exercise or waiver, on or before the Closing Date, if any, of any Preferential Rights held by a Third Party, provided however, the Parties acknowledge that the time period in which Third Parties may elect to exercise certain Preferential Rights will not expire until after the Closing Date. The following shall apply with respect to Preferential
                  Rights:

                  (i) Notwithstanding the exercise of a Preferential Right prior to the Closing Date, the Parties shall proceed with Closing on the Closing Date and the definition of the Assets shall not be amended as a result of the exercise of any Preferential Right;

                  (ii) after Closing on the Closing Date, the Purchaser, as agent for the Partnership, shall cause the Partnership to forthwith assign and convey such Assets in which a Preferential Right has been exercised (whether by notice received before or after the Closing Date), utilizing the values determined in accordance with Clause 7(b), to such Third Party and the cash proceeds shall be received and retained by the Partnership after Closing; and

                 [ INTENTIONALLY DELETED ]

         (e) Notwithstanding anything contained herein, Purchaser and the Partnership jointly and severally will:

                  (i) be liable to the Vendor for its Losses and Liabilities; and, in addition,

                  (ii) indemnify and hold harmless the Vendor and each of its directors, officers, servants, agents and employees from and against all Losses and Liabilities;

                  incurred by Vendor as a result of or in any way relating to the failure of the Purchaser, as agent for the Partnership, to subsequently convey any Assets subject to Preferential Rights to any Third Party in accordance with Clause 7(c)(ii) and all third party costs incurred by Vendor, any claims of Third Parties, and any goods and services tax applicable thereto in accordance with the Excise Tax Act (Canada). The provisions of this Clause 7 shall survive the Closing Date for the benefit of the Vendor.

8.       VENDOR'S REPRESENTATIONS

         (a) The Vendor hereby represents, warrants and covenants to and with the Purchaser except as set out in the Data Room Materials or as otherwise disclosed to the Purchaser hereunder that:

                  (i) the Vendor and Subco are, and at the Closing Date shall continue to be corporations or a general partnership, as applicable, duly organized, validly existing and in good standing under the laws of their jurisdiction of incorporation or registration and the laws of those jurisdictions in which the Vendor and Subco are required to be registered in order to give effect to this Agreement;

                  (ii) the Vendor has all requisite power and authority to enter into this Agreement and to perform the Vendor's obligations under this Agreement;

                  (iii) the execution and delivery of this Agreement and each and every agreement or document to be executed and delivered hereunder and the consummation of the transactions contemplated herein will not violate, nor be in conflict with, the constating documents or bylaws of the Vendor, Subco or the Partnership, or any provision of any agreement or instrument to which the Vendor, Subco or the Partnership is a party or is bound, or any judgment, decree, order, statute, rule or regulation applicable to the Vendor, Subco or the Partnership;

                  (iv) this Agreement has been duly executed and delivered by the Vendor and all documents required hereunder to be executed and delivered by the Vendor shall have been duly executed and delivered and this Agreement does, and such documents will, constitute legal, valid and binding obligations of the Vendor enforceable in accordance with their respective terms, subject to bankruptcy, insolvency, preference, reorganization, moratorium and other laws affecting creditors' rights generally, and the discretionary nature of equitable remedies and defenses;

                  (v) the Vendor has not incurred any obligation or liability, contingent or otherwise, for brokers' or finders' fees in respect of this transaction for which the Purchaser shall have any obligation or liability and Vendor's transaction costs, including legal fees and broker's fees, if any, shall not be borne by the Partnership or the Purchaser;

                  (vi) at the Closing Date the Vendor will be the beneficial owner of all of the Securities and Subco will be the beneficial owner of a 0.1% Partnership Interest and each has good title to the same, free and clear of all security interests, equities, claims, options or other encumbrances or voting trusts, proxies or other interests of any nature whatsoever except those in favor of the Purchaser and the partners of the Partnership at the Closing Date will be NEXEN and Subco;

                  (vii) the Partnership is, and at the Closing Date shall continue to be, a general partnership duly organized, validly existing and in good standing under the laws of its jurisdiction of registration and the laws of those jurisdictions in which the Partnership is required to be registered in order to conduct its business and own its assets and NEXEN is the managing partner of the Partnership in accordance with the Partnership Agreement;

                  (viii) the execution and delivery of this Agreement and each and every agreement or document to be executed and delivered hereunder and the consummation of the transactions contemplated herein will not violate, nor be in conflict with, the Partnership Agreement or any provision of any agreement or instrument to which the Partnership is a party or is bound, or any Regulation applicable to the Partnership;

                  (ix)     the Partnership and Subco have no subsidiaries;

                  (x) Subco is not a "reporting issuer" under relevant securities legislation or a "distributing corporation" under relevant corporate legislation;

                  (xi) the Purchaser has been provided a true, correct and complete copy of the Partnership Agreement, together with all amendments thereto, of the Partnership and no resolutions have been proposed or passed to further amend the foregoing;

                 [ INTENTIONALLY DELETED ]

                  (xiii) the beneficial ownership of 100% of the Partnership Interests of the Partnership on the Closing Date will be owned and held as follows: NEXEN - 99.9% and Subco
                           - 0.1%;

                  (xiv) other than Preferential Rights set forth in Schedule "A" and the Purchaser's rights as provided in this Agreement, there are no outstanding options, calls or rights of any kind relating to or providing for the purchase, delivery or transfer of any Securities, Office and Administrative Assets, Pipeline, Nexen Seismic or any of the Partnership's interest in the Assets that are triggered as a result of this Agreement;

                 [ INTENTIONALLY DELETED ]

                  (xvi) the Partnership is a Canadian Partnership with the meaning of that term as defined in the INCOME TAX ACT (CANADA);

                  (xvii) the Partnership is duly registered with the CANADA REVENUE AGENCY and its GST registration number
                           [ INTENTIONALLY DELETED ];

                  (xviii) Subco has filed on or prior to the Closing Date, or will file after the Closing Date, at its sole cost, all tax returns required to be filed on or prior to the Closing Date with respect to any tax for any period ending before the Closing Date and shall have made complete and accurate disclosure in such tax returns and materials accompanying them;

                  (xix) Subco and the Partnership have not provided any waivers to CANADA REVENUE AGENCY or any other taxing authority for any reason;

                  (xx) prior to the Closing Date, no deficiency for any tax has been proposed, asserted or assessed against Subco or the Partnership and there are not outstanding tax disputes, audits, proposed adjustments, notices of objection or other appeals against Subco, or against the Partnership;

                  (xxi) prior to the Closing Date, the Vendor and Subco are residents of Canada and are not non-residents of Canada for the purposes of the INCOME TAX ACT (CANADA);

                  (xxii) all taxes and other assessments and levies which Subco and the Partnership are required to withhold or collect have been (and will be up to the Closing
                           Date) duly withheld and collected and paid over to the proper government authorities;

                  (xxiii) except for the Permitted Encumbrances, NEXEN owns a 100% interest in the Office and Administrative Assets (subject to any applicable leases of equipment and similar arrangements) and the Pipeline free and clear of encumbrances, adverse claims and demands;

                  (xxiv) the Vendor does not warrant its title to the Office and Administrative Assets, Pipeline and Nexen Seismic and the Partnership's title to the Assets but does represent and warrant that at the Closing Date the Partnership will have no assets other than the Assets and any related working capital and balances due from or to Affiliates and to its knowledge it has and Subco and the Partnership have done no act or thing, or are aware of no act or thing having been done, whereby any of its title to the Office and Administrative Assets, Pipeline and Nexen Seismic and the Partnership's interest in and to the Assets may be cancelled or terminated, nor has it or the Partnership or Subco encumbered or alienated the Assets, Pipeline, Nexen Seismic and Office and Administrative Assets or any interest therein (except for the Permitted Encumbrances), and to its knowledge that the Assets Pipeline, Nexen Seismic and Office and Administrative Assets are now and will be at the Closing Date free and clear of all liens, encumbrances, adverse claims, demands and royalties granted by, through or under Partnership, Subco or Vendor or their Affiliates, except for the Permitted Encumbrances or as expressly set forth, in the Data Room Materials;

                  (xxv)    it is not aware of, and has not received:

                           A. any order or directive which relates to Environmental Defects, and which requires any work, repairs, construction, or capital expenditures, with respect to the Assets; or

                           B. any demand or notice with respect to the breach of any environmental health, or safety law applicable to the Assets, including, without limitation, any regulations respecting the use, storage, treatment, transportation, or disposition of environmental contaminants;

                           except as has been disclosed in reasonable detail in the Data Room Materials;

                  (xxvi) subject at all times to the Vendor's other representations and warranties made under this Agreement, the Permitted Encumbrances, Title Defects waived by the Purchaser under this Agreement and the satisfaction of the obligations required to maintain the Leases in good standing by the applicable lessees, the Partnership may (upon Closing) enter into and upon, hold and enjoy the Assets for the residue of their respective terms and all renewals or extensions thereof for the Partnership's own use and benefit without any lawful interruption of or by the Vendor or any other person whomsoever claiming or to claim by, through or under the Vendor;

                  (xxvii) to the Vendor's knowledge there are no outstanding authorizations for expenditures, unit budgets and mail ballots, pursuant to which expenditures will or may be made in respect of the Assets, nor are there any other financial commitments which are outstanding or due or which hereafter may become due in respect of the Assets or operations in respect thereof, except those set out in Schedule "D" and those which have been approved or deemed approved by Purchaser, the Partnership or the Vendor and Subco pursuant to Clause 5 of this Agreement;

                  (xxviii) to the Vendor's knowledge the Vendor, the Partnership and Subco have not received notice of default relating to the Assets or any of them, and to the Vendor's knowledge all relevant deposits, rentals and royalties have been paid within the applicable time limits and in accordance with the applicable Regulations and Title and Operating Documents, and all obligations and covenants required to keep the Leases in full force and effect have been performed and observed except as has been disclosed specifically in writing to the Purchaser prior to the Closing Date or in the Data Room Materials;

                  (xxix) to the Vendor's knowledge all ad valorem, property, production, severance and similar taxes and assessments based on or measured by the ownership of property or the production of Petroleum Substances or the receipt of proceeds therefrom payable in respect of the Assets up to the Closing Date (including all prior years) have been properly and fully paid and discharged and there are no unpaid taxes and assessments which are or could result in a lien or charge on the Assets;

                  (xxx) neither Vendor nor the Partnership nor Subco is a party to any action, suit or other legal, administrative or arbitration proceeding or government investigation, actual or, to the Vendor's knowledge, threatened, which pertains to Vendor's title to the Securities, Pipeline, Nexen Seismic or the Office and Administrative Assets or pertains to the Assets or any part thereof except as set forth in Schedule "H";

                  (xxxi) to the Vendor's knowledge, the Wells have been drilled and, if completed, completed and operated and, if abandoned, have been abandoned, all in accordance with good oil and gas field practices and in compliance with all applicable Regulations and in accordance with the terms and conditions of all agreements relative thereto and to the Vendor's knowledge the Tangibles have been constructed, installed and maintained in accordance with good oil and gas field practices and are in good operating condition, subject to reasonable wear and tear;

                  (xxxii) the Vendor, Subco or the Partnership have not received notice of and are not otherwise aware of any change or proposed change in the production allowables for any of the Wells producing Petroleum Substances or any other wells from which production of Petroleum Substances is allocated to the Lands;

                  (xxxiii) to the Vendor's knowledge it has made available to the Purchaser all information within its possession, and has not knowingly withheld any such information from Purchaser, relevant to Environmental Defects;

                  (xxxiv) except for the agreements set forth in Schedule "E", the Assets do not include and the Partnership and Subco are not obligated or bound by any contracts or agreements for:

                           A. the sale or delivery of Petroleum Substances allocable to the Petroleum and Natural Gas Rights that cannot be terminated on notice of thirty one (31) days or less without penalty;

                           B.       gas balancing or similar provision;

                           C. the sale or delivery of Petroleum Substances allocable to any of the Petroleum and Natural Gas Rights without in due course receiving or being entitled to retain full payment therefor at the full price which would otherwise be applicable thereunder;

                           D. the delivery of gas or the reimbursement to any person of an amount on account of payments previously made in respect of quantities of Petroleum Substances which were not previously delivered;

                           E.       agreements for the transportation,
                                    processing or disposal of the Petroleum
                                    Substances or any of them or substances
                                    produced in connection with the Petroleum
                                    Substances or any of them, agreements for the contract operation by a Third Party of the Assets or any of them, and agreements to provide transportation, processing or disposal capacity or service to any Third Party; or

                           F.       Futures Transactions;

                  (xxxv) the authorized share capital of Subco consists of an unlimited number of Class A common shares and an unlimited number of Class B preferred shares of which, as of the Closing Date, only two (2) Class A common shares will be validly issued and outstanding and all of which will be registered in the name of CNYL;

                  (xxxvi) as of the Closing Date no Person shall have any rights capable of being converted into, exchanged for or exercised for shares or other securities of Subco ("Share Right") or any other agreement, option or privilege (whether pre-emptive, contractual or otherwise) capable of becoming a Share Right and the execution and delivery of this Agreement shall not give any Person other than the Purchaser any Share Right;

                  (xxxvii) except as it relates to transactions or matters
                           arising from or contemplated in this Agreement, the minute book and share ledger of Subco will be true and correct in all material respects and such minute books shall contain copies of all meetings of the directors and shareholders of Subco and all resolutions by consent (if any) of the directors and shareholders;

                  (xxxviii)except for:

                           A.       Current Liabilities;

                           B.       Nexen Receivables;

                           C. liabilities as a result of transactions contemplated by this Agreement;

                           D. liabilities relating to the accounting for future income taxes and asset retirement obligations;

                           E. liabilities under the Title and Operating Documents, the Regulations (excluding the Tax Act) and the Permitted Encumbrances; and

                           F. liabilities which will be satisfied, discharged or released or assumed by NEXEN pursuant to the Operations Agreement dated January 1, 2005 between NEXEN and the Partnership, as at the Closing Date;

                           the Partnership and Subco as of Closing will have no liabilities;

                  (xxxix) the Partnership and Subco have not received notice that the technology owned or used by Subco or the Partnership infringes upon any patents, trade marks, trade secrets or copyrights owned by other Persons;

                  (xl) prior to the Closing Date, the Vendor has provided to the Purchaser a complete and correct list of all bank accounts and safety deposit boxes maintained by Subco and the Partnership;

                  (xli) to the knowledge of the Vendor, there are no area of mutual interest or area of exclusion provisions applicable to and binding upon the Partnership or Subco except as disclosed in Schedule "A" attached hereto;

                 [ INTENTIONALLY DELETED ]

                  (xliii) except as provided pursuant to the transactions referred to in Clause 5(e), no Person now holds, or at the Closing Date will hold, any power of attorney from the Partnership or Subco other than any power of attorney granted pursuant to the Partnership Agreement;

                  (xliv) except as provided pursuant to the transactions referred to in Clause 5(e), under this Agreement or the Partnership Agreement, neither the Partnership nor Subco has guaranteed, endorsed, assumed or indemnified, contingently or otherwise, the obligations or indebtedness of any Person except, in the ordinary course of the oil and gas business, pursuant to the Title and Operating Documents; and

                  (xlv) no material tangible depreciable property, inventory or equipment that would otherwise form part of the Tangibles or Office and Administrative Assets has been removed from its location since the Effective Date.

         (b) The Vendor makes no representations, warranties or covenants to the Purchaser except those enumerated in Subclause 8(a). Vendor disclaims any liability and responsibility for any representation or warranty which may have been made or alleged to have been made and which is contained in any instrument or document relative hereto or to the transactions herein provided for, or contained in any statement or information made or communicated (orally or in writing) to Purchaser including, without limitation of the generality of the foregoing, any opinion, information or advice which may have been provided to Purchaser by any officer, partner, shareholder, director, employee, agent, consultant or representative of Vendor. Except and to the extent provided in Subclause 8(a), the Vendor does not warrant the Partnership's title to the Assets, the Vendor's title to the Securities or the Vendor's title to the Nexen Seismic, Pipeline and Office and Administrative Assets or make representations, warranties or covenants with respect to:

                  (i) the quantity, quality or recoverability of Petroleum Substances respecting the Lands;

                  (ii) any information or data supplied by Vendor pursuant hereto;

                  (iii) any estimates of the value of the Securities, Nexen Seismic, Pipeline and Office and Administrative Assets or the Assets or the revenues applicable to future production from the Lands;

                  (iv) any engineering, geological or other interpretations or economic evaluations respecting the Assets;

                  (v) the rates of production of Petroleum Substances from the Lands;

                  (vi) the quality, condition or serviceability of the Assets and the Nexen Seismic, Pipeline and Office and Administrative Assets;

                  (vii) the fitness or suitability of the Assets for any purpose or the merchantability of the Assets and the Nexen Seismic, Pipeline and Office and Administrative Assets; or

                  (viii) the ability or assurance that the Partnership will continue to serve as operator of the Assets after Closing or that the Purchaser will be able to assume and/or serve as operator of any of the Assets.

                  Without restricting the generality of the foregoing, the Purchaser acknowledges that it has made its own independent investigation, analysis, evaluation and inspection of the Vendor's interest in and to the Securities, Nexen Seismic, Pipeline and Office and Administrative Assets and the Partnership's interest in and to the Assets and the state and condition thereof and that it has relied solely on such investigation, analysis, evaluation and inspection as to its assessment of the condition, quantum and value of the Securities, Nexen Seismic, Pipeline and Office and Administrative Assets and the Assets.

         (c) Except with respect to the representations, warranties and covenants in Subclause 8(a) or in the event of fraud, the Purchaser forever releases and discharges the Vendor, its Affiliates and its directors, officers, servants, agents and employees from any claims and all liability to the Purchaser or the Purchaser's assigns and successors, as a result of, the use of, or reliance upon advice, information or materials pertaining to the Securities, Nexen Seismic, Pipeline, Office and Administrative Assets and the Assets which were delivered or made available to the Purchaser by the Vendor, its Affiliates or its directors, officers, servants, agents or employees prior to or pursuant to this Agreement, including, without limitation, any evaluations, projections, reports and interpretive or non-factual materials prepared by or for the Vendor, or otherwise in the Vendor's possession.

9.       PURCHASER'S REPRESENTATIONS

         (a) The Purchaser hereby represents, warrants and covenants to and with the Vendor that:

                  (i) the Purchaser is, and at the Closing Date shall continue to be, a trust duly organized and validly existing under the laws of Alberta and the laws of those jurisdictions in which it is required to be qualified in order for it to acquire and own the Securities, Nexen Seismic, Pipeline and Office and Administrative Assets;

                  (ii) the Purchaser has all requisite power and authority to enter into this Agreement and to purchase and pay for the Securities, Nexen Seismic, Pipeline and Office and Administrative Assets on the terms described herein and to perform its other obligations under this Agreement and has taken all action necessary to authorize the execution, delivery and performance of this Agreement and the purchase of the Securities, Nexen Seismic, Pipeline and Office and Administrative Assets in accordance with this Agreement;

                  (iii) the execution and delivery of this Agreement and each and every agreement or document to be executed and delivered hereunder and the consummation of the transactions contemplated herein will not violate, nor be in conflict with, any provision of any trust indenture or other governing agreement of the Purchaser, or any judgment, decree, order, statute, rule or regulation applicable to the Purchaser;

                  (iv) this Agreement has been duly executed and delivered by the Purchaser and all documents required hereunder to be executed and delivered by the Purchaser shall have been duly executed and delivered and this Agreement does, and such documents will, constitute legal, valid and binding obligations of the Purchaser enforceable in accordance with their respective terms, subject to bankruptcy, insolvency, preference, reorganization, moratorium and other laws affecting creditors' rights generally, and the discretionary nature of equitable remedies and defenses;

                  (v) the Purchaser has not incurred any obligation or liability, contingent or otherwise, for brokers' or finders' fees in respect of this transaction for which the Vendor shall have any obligation or liability;

                  (vi) the Purchaser shall comply with the provisions of the INVESTMENT CANADA ACT (Canada) and the COMPETITION ACT (Canada), if applicable;

                  (vii) there are no necessary regulatory approvals or rulings required to be obtained by the Purchaser to permit the transactions contemplated herein to be completed except approvals and rulings, if any, under the COMPETITION ACT (Canada);

                  (viii) the Purchaser shall comply with all applicable statutes, laws and Regulations required for the approval of all Well license transfers from the Vendor and/or the Partnership to the Purchaser; and

                  (ix) The Purchaser is acquiring the Securities, Nexen Seismic, Pipeline and Office and Administrative Assets on behalf of itself and its Affiliates and not as agent on behalf of any non-Affiliate Third Party.

10.      NO MERGER AND SURVIVAL

         (a) The covenants, representations and warranties set forth in Clauses 8 and 9 shall be deemed to apply to all assignments, conveyances, transfers and documents conveying any of the Securities and the Assets, if applicable, and Nexen Seismic, Pipeline and Office and Administrative Assets from the Vendor to the Purchaser and/or the Partnership and there shall not be any merger of any covenant, representation or warranty in such assignments, transfers or documents notwithstanding any rule of law, equity or statute to the contrary and all such rules are hereby waived.

         (b) Notwithstanding anything to the contrary herein expressed or implied but subject to Clause 11(d), it is expressly agreed and understood that the covenants, representations and warranties set forth in Clauses 8 and 9 are true on the date hereof and shall be repeated at the Closing Date as being true in all material respects at the Closing Date and, notwithstanding the Closing or deliveries of covenants, representations and warranties in any other agreements at Closing or prior or subsequent thereto or investigations by the Parties or their counsel, the covenants, representations and warranties set forth in Clauses 8 and 9 shall survive Closing for the benefit of the Parties for a period of twelve
                  (12) months from the Closing Date, PROVIDED HOWEVER, no claim or action shall be commenced with respect to a breach of any such representation, warranty or covenant, unless, within such twelve (12) month period, written notice specifying such breach in reasonable detail has been provided to the Party which made such representation, warranty or covenant.

         (c) A Party hereto shall have no remedy or cause of action for a misstatement or inaccuracy of a representation or warranty actually known to the Party, as at the Closing Date.

         (d) The representations and warranties set forth in Clauses 8 and 9 are made for the exclusive benefit of the Purchaser and the Vendor, as the case may be, and may not be the subject of any rights of subrogation in favor of any other person. No Party may transfer such representations and warranties without the written consent of the Party providing the representation and/or warranty.

11.      INDEMNITIES

         (a) Subject to Clauses 2(f), 5 and 11 herein (including, without limitation, Clauses 11(c) and 11(d)) and provided that Closing has occurred, the Vendor shall:

                  (i) be liable to the Purchaser for its Losses and Liabilities; and, in addition

                  (ii) indemnify and hold harmless the Purchaser and each of its directors, officers, servants, agents and employees from and against all Losses and Liabilities;

                  as a direct result of: (A) any act, omission, circumstance or other matter or thing arising out of, resulting from, attributable to or connected with Vendor's breach, misstatement or inaccuracy of any of the representations and warranties of the Vendor under this Agreement; and (B) any amounts payable by Subco in respect of the income or loss for income tax purposes of Subco, pursuant to and in accordance with the Tax Act, for any taxation year of Subco that ends prior to the Closing Date except for any current liabilities of Subco which are taken into account in the Adjustment Report pursuant to Clause 3(a)(vi), except any Losses and Liabilities to the extent they are caused by a breach of the Purchaser's representations or warranties under Clause 9 or by the gross negligence or willful misconduct of the Purchaser, or any of its directors, officers, agents, employees or assigns. The indemnity granted by the Vendor herein, however, does not provide either an extension of any representation, warranty or covenant contained in Clause 8 or an additional remedy with respect to the Vendor's breach of such representation, warranty or covenant

         (b) Subject to Clauses 2(f), 5 and 11 herein (including, without limitation, Clause 11(d)) and provided that Closing has occurred, the Purchaser shall:

                  (i) be liable to the Vendor for its Losses and Liabilities; and, in addition

                  (ii) indemnify and hold harmless the Vendor and each of its directors, officers, servants, agents and employees from and against all Losses and Liabilities;

                  as a direct result of any act, omission, circumstance or other matter or thing arising out of, resulting from, attributable to or connected with:

                  (iii) all rights, duties, benefits, obligations or liabilities of Subco and the Partnership whatsoever;

                  (iv) the Assets, Nexen Seismic, Pipeline and Office and Administrative Assets; and

                  (v) any amounts payable in respect of the income or loss for income tax purposes, and all other amounts that are allocable for the purposes of the Tax Act, of the Partnership, pursuant to and in accordance with the Tax Act, for any fiscal period of the Partnership that ends on or includes or ends after the Closing Date;

                  occurring or accruing subsequent to the Closing Date, except any Losses and Liabilities insofar as they are caused by the gross negligence or willful misconduct of the Vendor, Subco or the Partnership or their directors, officers, servants, agents, employees or assigns.

         (c) Except as set forth in Clause 8, the Purchaser is not relying upon any representation or warranty of the Vendor as to the condition, environmental or otherwise, of the Assets, and acknowledges that it is buying the Securities (which includes ownership of the Assets), Nexen Seismic, Pipeline and Office and Administrative Assets on an "as is" basis, as of the Closing Date. Provided that Closing has occurred, the Purchaser further agrees that, notwithstanding anything contained in this Agreement, as of the Closing Date, it shall:

                  (i) be solely liable and responsible to the Vendor for its Losses and Liabilities; and, in addition

                  (ii) indemnify and hold harmless the Vendor and each of its directors, officers, servants, agents and employees from and against all Losses and Liabilities;

                  as a direct result of any matter or thing arising out of, resulting from, attributable to or connected with any Abandonment and Reclamation Obligations, Environmental Liabilities, Environmental Defects, Uncured Environmental Defects, environmental matters or any other environmental liabilities whatsoever of any nature or kind and whenever occurring, pertaining to the Assets, or any of them. Once Closing has occurred, the Purchaser shall be solely responsible for all Abandonment and Reclamation Obligations, Environmental Liabilities, Environmental Defects, Uncured Environmental Defects, environmental matters or any other environmental liabilities whatsoever of any nature or kind and whenever occurring, respecting the Assets, Pipeline and Office and Administrative Assets, the abandonment of the Wells and the Tangibles and the reclamation of the Assets, Pipeline and Office and Administrative Assets as between the Vendor and the Purchaser, and hereby releases the Vendor from any claims the Purchaser may have against the Vendor with respect to all such liabilities and responsibilities. Nothing in this Clause, however, shall operate either to limit any representation, warranty or covenant made by the Vendor pursuant to Clause 8 or to affect the Purchaser's right to make a claim against the Vendor for the breach of such a representation, warranty or covenant in accordance with Clause 10.

        [ INTENTIONALLY DELETED ]

         (e) Any Party seeking indemnification shall give reasonably prompt notice thereof to the Party from whom indemnification is sought. The Party from whom indemnification is sought shall have the sole right to conduct, settle or otherwise dispose of any legal action in respect of which indemnification is sought in any manner it deems appropriate without the consent of the Party seeking indemnification but only if it has agreed that the matters in the action are indemnified pursuant to Clauses 11(a), (b) and (c). If the Party from whom indemnification is sought pays the indemnified amount to the other Party seeking indemnification, the paying Party shall not be responsible for any costs relating to legal and other professional fees and disbursements incurred after such payment.

         (f) The provisions of this Clause 11 shall survive Closing on the Closing Date for the benefit of the Vendor and Purchaser.

12.      VENDOR'S CLOSING CONDITIONS

         (a) The obligation of the Vendor to complete the sale of the Securities, Nexen Seismic, Pipeline and Office and Administrative Assets to the Purchaser pursuant to this Agreement is subject to the satisfaction at or prior to the Closing Date of the following conditions precedent:

                  (i) all representations and warranties of the Purchaser contained in this Agreement shall be true in all material respects at and as of the date hereof and the Closing Date, as applicable, and the Purchaser shall have provided a certificate of an officer attesting thereto;

                  (ii) the Purchaser shall have performed and satisfied all agreements and obligations required by this Agreement to be performed and satisfied by the Purchaser at or prior to the Closing Date and the Purchaser shall have provided a certificate of an officer attesting thereto;

                  (iii) all consents, orders, regulations, approvals and certificates, including regulatory, judicial and other approvals required by the Regulations (including COMPETITION ACT (Canada) Approval), as may be necessary to enable the Parties to complete the transactions contemplated in this Agreement shall have been obtained by the Parties on or before Closing in form and substance satisfactory to the Parties, acting reasonably, or where not obtained all applicable waiting periods for the obtaining of such approvals and orders will have expired such that the transactions contemplated in this Agreement may lawfully proceed without such approvals and orders being required, which determination shall be made based on an opinion of counsel;

                  (iv) the Purchaser shall have tendered to the Vendor in the form stipulated herein the total amount payable by the Purchaser to the Vendor pursuant hereto; and

                  (v) no suit, action or other proceeding shall, at Closing, be pending against the Vendor, the Purchaser or the Partnership before any court or governmental agency seeking to retain, prohibit, obtain damages or other relief in connection with the consummation of the transactions contemplated by this Agreement which would materially and adversely affect the Vendor, the Purchaser or the Partnership.

                  The foregoing conditions shall be for the benefit of the Vendor and may, without prejudice to any of the rights of the Vendor hereunder (including reliance upon or enforcement of the warranties or covenants which are preserved dealing with or similar to the condition waived) be waived by the Vendor in writing, in whole or in part, at any time. In case any of the said conditions shall not be complied with, or waived by the Vendor, at or before the Closing Date, the Vendor may rescind or terminate this Agreement by written notice to the Purchaser.

13.      PURCHASER'S CLOSING CONDITIONS

         (a) The obligation of the Purchaser to complete the purchase of the Securities, Nexen Seismic, Pipeline and Office and Administrative Assets from the Vendor pursuant to this Agreement is subject to the satisfaction at or prior to the Closing Date of the following conditions precedent:

                  (i) all representations and warranties of the Vendor contained in this Agreement shall be true in all material respects at and as of the date hereof and at the Closing Date, as applicable, and the Vendor shall have provided a certificate of an officer attesting thereto;

                  (ii) the Vendor shall have performed and satisfied all agreements and obligations required by this Agreement to be performed and satisfied by the Vendor at or prior to the Closing Date and the Vendor shall have provided a certificate of an officer attesting thereto;

                  (iii) subject to the obligations contained in Clause 4, the Vendor shall have tendered to the Purchaser documents and materials satisfying the requirements of Clause 4 hereof;

                  (iv) all consents, orders, regulations, approvals and certificates, including regulatory, judicial and other approvals required by the Regulations (including COMPETITION ACT (Canada) Approval), as may be necessary to enable the Parties to complete the transactions contemplated in this Agreement shall have been obtained by the Parties on or before Closing in form and substance satisfactory to the Parties, acting reasonably, or where not obtained all applicable waiting periods for the obtaining of such approvals and orders will have expired such that the transactions contemplated in this Agreement may lawfully proceed without such approvals and orders being required, which determination shall be made based on an opinion of counsel;

                  (v) no suit, action or other proceeding shall, at Closing, be pending against the Vendor, the Purchaser or the Partnership before any court or governmental agency seeking to retain, prohibit, obtain damages or other relief in connection with the consummation of the transactions contemplated by this Agreement which would materially and adversely affect the Vendor, the Purchaser or the Partnership;

                  (vi) except as provided for in this Agreement or consented to by the Purchaser, no substantial damage to or material adverse alteration in or to the Assets or the Pipeline which have occurred between the date hereof and the Closing Date which, in the Purchaser's opinion, acting reasonably and in good faith, would materially and adversely affect the value of the Assets excluding all decreases in the value of the Assets or the Pipeline pursuant to Clauses 6 and 7 or as otherwise disclosed to the Purchaser in the Data Room Materials; but for this purpose, standard production practices or a decline in the value or valuation of the Petroleum Substances shall not be events which fall under the auspices of this condition precedent;

                  (vii) all requisite approvals of regulatory bodies relative to the transactions herein provided for shall have been obtained; and

                  (viii) all transactions between Vendor and its Affiliates as referred to in Clause 5(e) have been or will be completed on or prior to the Closing Date.

                  The foregoing conditions shall be for the benefit of the Purchaser and may, without prejudice to any of the rights of the Purchaser hereunder (including reliance upon or enforcement of warranties or covenants which are preserved dealing with or similar to the condition or conditions waived) be waived by the Purchaser in writing, in whole or in part, at any time, provided the Purchaser may not waive the existence and operation of any Preferential Right to purchase any of the Assets. In case any of the said conditions shall not be complied with, or waived by the Purchaser, at or before the Closing Date, the Purchaser may rescind and terminate this Agreement by written notice to the Vendor.

14.      TERMINATION

         Subject to Clauses 2(h) and 15, in the event that this Agreement is terminated prior to Closing pursuant to any of Clauses 6, 7, 12, 13 or 15, each Party hereto shall be released from all obligations hereunder and each Party hereto shall take all reasonable action to return each of the other Parties hereto to the position relative to the Securities, Nexen Seismic, Pipeline and Office and Administrative Assets and the Assets which such Party occupied prior to the execution hereof, it being understood that the Vendor and the Purchaser will each bear all costs incurred by it prior to such termination.

15.      DEFAULT

         (a) If a Party (the "DEFAULTING PARTY") fails to comply with an obligation under this Agreement and Closing does not occur as a result, the other Party (the "INJURED PARTY") may, by notice to the Defaulting Party, elect:

                  (i) to continue to treat this Agreement as binding and enforceable; or

                  (ii) to treat this Agreement as terminated by reason of the non-fulfillment of the Defaulting Party's obligations and, subject to Clause 16, provided that:

                           A. the Deposit and interest accrued thereon will be returned to the Purchaser if the Purchaser is the Injured Party and the Purchaser may pursue a claim for damages against the Vendor; or

                           B. if the Defaulting Party is the Purchaser, the Deposit and the interest accrued thereon will be retained by the Vendor in full settlement of all damages suffered by Vendor and to compensate the Vendor for expenses incurred in connection with the transaction contemplated herein and the delay or permanent impairment caused to the Vendor's efforts to sell the Securities, the Pipeline, the Nexen Seismic and the Office and Administrative Assets. For clarity, the Vendor's retention of the Deposit is a genuine pre-estimate of liquidated damages suffered and not a penalty.

                  Notwithstanding anything contained herein, the Injured Party will be deemed to treat this Agreement as binding and enforceable until it elects, by notice to the Defaulting Party, to apply Clause 15(a)(ii).

         (b) Any amount owing to a Party by the other Party hereunder after Closing and remaining unpaid will bear interest at the Prime Rate, from the day that the amount was due to be paid until the day it is paid, regardless of whether the Party has given the other Party prior notice of the accrual of interest hereunder.

16.      DISPUTE RESOLUTION

         (a) The Parties will attempt to resolve any dispute arising hereunder through consultation and negotiation in good faith. If those attempts fail, the Parties shall, refer the dispute to binding arbitration. Any such arbitration, and any other arbitration the Parties may agree to conduct hereunder, will be conducted under the Commercial Arbitration Rules of The Canadian Foundation for Dispute Resolution.

         (b) All limitation periods respecting the commencement of an action will be stayed during the period that the Parties are attempting to resolve a dispute under Clause 16(a) or otherwise under this Agreement. A Party may, at any time it believes it necessary to protect its interest during that period, seek interim or provisional relief, in form of a temporary restraining order, preliminary injunction or other interim equitable relief concerning a dispute under this Agreement, notwithstanding anything to the contrary in this Clause.

         (c) Notwithstanding anything contained herein, the provisions of this Clause 16 shall not apply to any disputes under Clause 6.

17.      EMPLOYMENT MATTERS

        [ INTENTIONALLY DELETED ]

        [ INTENTIONALLY DELETED ]

18.      PROTECTION OF PERSONAL INFORMATION

         The following shall apply with respect to privacy and the collection, use and disclosure of personal information:

         (a) For the purposes of this Clause 18, the following definitions shall apply:

                  (i) "APPLICABLE LAW" means, in relation to any person, transaction or event, all applicable provisions of laws, statutes, rules, regulations, official directives and orders of and the terms of all judgments, orders and decrees issued by any authorized authority by which such person is bound or having application to the transaction or event in question, including applicable privacy laws;

                  (ii) "APPLICABLE PRIVACY LAWS" means any and all applicable laws relating to privacy and the collection, use and disclosure of Personal Information in all applicable jurisdictions, including but not limited to the PERSONAL INFORMATION PROTECTION AND ELECTRONIC DOCUMENTS ACT (CANADA) and/or any comparable provincial law including the PERSONAL INFORMATION PROTECTION ACT (ALBERTA);

                  (iii) "AUTHORIZED AUTHORITY" means, in relation to any person, transaction or event, any: (a) federal, provincial, municipal or local governmental body (whether administrative, legislative, executive or otherwise), both domestic and foreign; (b) agency, authority, commission, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government; (c) court, arbitrator, commission or body exercising judicial, quasi-judicial, administrative or similar functions; and (d) other body or entity created under the authority of or otherwise subject to the jurisdiction of any of the foregoing, including any stock or other securities exchange, in each case having jurisdiction over such person, transaction or event; and

                  (iv) "PERSONAL INFORMATION" means information about an individual transferred to one party by the other in accordance with this Agreement and/or as a condition of the Transaction.

         (b) The Parties acknowledge that they are responsible for compliance at all times with applicable privacy laws which govern the collection, use and disclosure of Personal Information acquired by or disclosed to either party pursuant to or in connection with this Agreement (the "Disclosed Personal Information").

         (c) Prior to Closing, neither party shall use the Disclosed Personal Information for any purposes other than those related to the performance of this Agreement and the completion of the transaction contemplated herein. The Purchaser undertakes after Closing to only use the Personal Information in accordance with the purpose for which the Personal Information was originally collected and to obtain consents where required by applicable privacy Regulations prior to using or disclosing the Personal Information.

         (d) Each party acknowledges and confirms that the disclosure of Personal Information is necessary for the purposes of this Agreement, and that the disclosure of Personal Information relates solely to the carrying on of the business and the completion of the transaction contemplated herein.

         (e) Each party acknowledges and confirms that it has and shall continue to employ appropriate technology and procedures in accordance with applicable law to prevent accidental loss or corruption of the Disclosed Personal Information, unauthorized input or access to the Disclosed Personal Information, or unauthorized or unlawful collection, storage, disclosure, recording, copying, alteration, removal, deletion, use or other processing of such Disclosed Personal Information.

         (f) Each party shall at all times keep strictly confidential all Disclosed Personal Information provided to it, and shall instruct those employees or advisors responsible for processing such Disclosed Personal Information to protect the confidentiality of such information in a manner consistent with the parties' obligations hereunder. Each party shall ensure that access to the Disclosed Personal Information shall be restricted to those employees or advisors of the respective party who have a bona fide need to access to such information in order to complete the transaction contemplated herein.

         (g) Each party shall promptly notify the other party of all inquiries, complaints, requests for access, and claims of which the party is made aware in connection with the Disclosed Personal Information. The parties shall fully co-operate with one another, with the persons to whom the Personal Information relates, and any authorized authority charged with enforcement of applicable privacy laws, in responding to such inquiries, complaints, requests for access, and claims.

         (h) If Closing does not occur, the Purchaser shall return to the Vendor, and destroy all copies of any Personal Information disclosed to the Purchaser in connection with this Agreement.

         (i) On or before Closing, the Purchaser shall return all Personal Information acquired by it in connection with this Agreement, or copies thereof, relating to any Field Employees who are not offered employment by the Purchaser.

         (j)      The provisions of this Clause 18 shall survive the Closing
                  Date.

19.      POST-CLOSING OBLIGATIONS

         (a) In the event the purchase and sale contemplated by this Agreement is completed and if, for any reason, the Parties while in agreement to Close this transaction are unable on the Closing Date to cause the Purchaser to become the recognized owner of the Securities, Nexen Seismic, Pipeline and the Office and Administrative Assets or the Partnership to become the recognized holder of any of the Assets in the place and stead of the Vendor or its Affiliates, then subject to Clause 19(b) (except in the case of specific conveyances comprising declarations of trust in respect of portions of the Assets), the Vendor shall:

                  (i) hold and stand possessed of such Securites, Nexen Seismic, Pipeline and Office and Administrative Assets and Assets fully on behalf of the Purchaser or Partnership, as applicable, as bare trustee, and receive and hold all proceeds, benefits, and advantages in respect of the same fully for the benefit, use and ownership of the Partnership or the Purchaser, as applicable, pursuant to and in accordance with Clause 5 and the provisions of Clause 5 shall apply MUTATIS MUTANDIS to such bare trust created hereunder;

                  (ii) in a timely manner, deliver to the Partnership or the Purchaser, as applicable, all revenues, proceeds and other benefits received by the Vendor from the Assets;

                  (iii) in a timely manner, deliver to the Partnership or the Purchaser, as applicable, all Third Party notices and communications received by it in respect of the Assets, the Pipeline, Nexen Seismic and the Office and Administrative Assets;

                  (iv) in a timely manner, deliver to Third Parties all such notices and communications as the Partnership may reasonably request and all such monies and other items as the Partnership may reasonably provide in respect of the Assets, the Pipeline, Nexen Seismic and the Office and Administrative Assets; and

                  (v) as agent of the Purchaser and the Partnership, do and perform all such acts and things and execute and deliver all such agreements, notices and other documents and instruments as the Purchaser and the Partnership may reasonably request in writing for purposes of facilitating the exercise of rights incidental to the ownership of the Assets, the Pipeline, Nexen Seismic and the Office and Administrative Assets; and

                  (vi) in a timely manner after Closing, complete all joint venture billing, computation and payment of royalties, filing of production reports with appropriate governmental authorities, payment of lease rentals and property taxes and similar administrative activities for all periods prior to the Closing Date.

         (b) The trust created hereunder shall terminate and Vendor's responsibilities thereto shall cease upon completion of all registrations, transfers or assignments and novations pertaining to such Assets, Securities, Nexen Seismic, Pipeline and/or Office and Administrative Assets, as applicable.

         (c) The Vendor and its Affiliates shall not be liable to either the Purchaser or the Partnership for any loss or damage suffered by the Purchaser and/or the Partnership in connection with the arrangement established under Clause 19(a), except to the extent that the loss or damage is caused by the Vendor's and its Affiliates gross negligence or its willful misconduct, and the Purchaser and the Partnership, jointly and severally, shall indemnify and save harmless the Vendor and its Affiliates and their directors, officers, servants, agents and employees from and against all Losses and Liabilities which may be brought against or suffered by any of them arising out of the performance by the Vendor or its Affiliates of their obligations under Clause 19(a). An act or omission of the Vendor, its Affiliates, or their directors, officers, servants, agents or employees shall not be regarded as gross negligence or willful misconduct to the extent it was done or omitted to be done in accordance with the instructions or concurrence of the Purchaser and the Partnership. Nothing in this Clause 19 shall be construed as extending or restricting or limiting in any manner any of the other covenants, warranties, representations or other obligations of the Parties under this Agreement.

         (d) All costs incurred in connection with the operations of the Assets, Nexen Seismic, Pipeline and Office and Administrative Assets after the Closing Date until the Vendor is relieved of its responsibilities as operator or trustee of the Assets, shall be reimbursed, within five (5) Business Days of Purchaser's receipt of Vendor's request for reimbursement, by the Purchaser and/or the Partnership to the Vendor.

         (e) After Closing, Vendor may remove any signs that indicate ownership or operation of the Assets. It shall be the responsibility of Purchaser, where necessary, to erect or install any signs that may be required by governmental agencies indicating Purchaser and/or the Partnership to be the operator of the Assets and to notify other working interest parties, gas purchasers, suppliers, contractors, governmental agencies and any other parties of Purchaser's and/or the Partnership's interests in the Assets.

         (f) As soon as reasonably possible after Closing and in no event later than thirty (30) days, Purchaser shall, at its sole cost and expense:

                  (i) change the name of the Partnership from "Nexen Canada No. 1" to another name not infringing or conflicting with Vendor's corporate names or trademarks, and Purchaser shall provide Vendor proof, satisfactory to Vendor, of such name change; or, cause the Partnership to be dissolved and wound-up and Purchaser shall provide Vendor proof, satisfactory to Vendor, of same; and

                  (ii) change the name of Subco from "CNYL No. 1 Ltd." to another name not infringing or conflicting with Vendor's corporate names or trademarks, and Purchaser shall provide Vendor proof, satisfactory to Vendor, of such name change; or, cause the Partnership to be dissolved and wound-up and Purchaser shall provide Vendor proof, satisfactory to Vendor, of same.

         (g) The Vendor shall use reasonable efforts to assist the Purchaser and/or the Partnership in continuing to act as the operator or assuming the operation and management of the Assets, where and to the extent the Vendor and/or the Partnership is operator of such Assets, however the Purchaser acknowledges and agrees that nothing in this Agreement shall be interpreted as any assurance that the Partnership will continue to operate the Assets or that Purchaser will be able to serve as operator of any of the Assets it receives hereunder.

        [ INTENTIONALLY DELETED ]

         (i)      The provisions of this Clause 19 shall survive the Closing
                  Date.

20.      CONFIDENTIALITY

         (a) Subject to Clause 20(c), until Closing has occurred, the Purchaser shall keep confidential all information obtained from the Vendor in connection with the Assets, Office and Administrative Assets, Nexen Seismic, Pipeline and the Securities. Any additional information obtained as a result of access under Clause 6 which does not relate to the Assets shall continue to be treated as confidential and shall not be used by the Purchaser without the prior written consent of the Vendor. The restrictions on disclosure and use of information set forth in this Clause 18(a) shall not apply to information to the extent it:

                  (i) is or becomes publicly available through no act or omission of the Purchaser or its consultants or advisors;

                  (ii) is subsequently obtained lawfully from a Third Party which, after reasonable inquiry, the Purchaser does not know to be bound to the Vendor to restrict the use or disclosure of such information;

                  (iii) is already in the Purchaser's possession at the time of disclosure, without restriction on disclosure;

                  (iv) is required to be disclosed by the Purchaser under legal compulsion, including those public disclosure requirements as required by securities laws and the rules and regulations of the applicable Stock Exchanges and securities commissions;

                  (v) is required to be disclosed for the purpose of obtaining consents or complying with Preferential Rights; or

                  (vi) is required to be disclosed to obtain the consent of a lender, or which a Party may choose to disclose to recognized credit rating agencies in respect of its credit rating.

         (b) If the Purchaser employs consultants, agents or advisors to assist in its review of the Assets pursuant to Clause 6, the Purchaser shall be responsible to the Vendor for ensuring that such consultants, agents and advisors comply with the restrictions on the use and disclosure of information set forth in Clause 20(a).

         (c) The Vendor and the Purchaser shall cooperate with each other in releasing information concerning this Agreement and the transactions provided for by it, and shall furnish to, and discuss with, the other Party drafts of all press and other releases, and shall seek the consent of the other Party (which shall not be unreasonably withheld) prior to the publication thereof.

         (d) Notwithstanding Clause 20(a), the obligations of the Purchaser under this Clause 20 are in addition to, and not in substitution for, its obligations under any confidentiality agreement made between the Vendor and the Purchaser for its possible acquisition of the Partnership and/or Assets, except as otherwise provided in this Agreement.

         (e) Neither Party hereto shall make any public or private announcement or communications in respect of the proposed transactions set forth in this Agreement (including, without limitation, the existence of this Agreement or that any investigation, discussions or negotiations are taking place concerning the evaluation of either of the Parties hereto or the proposed transaction) unless the prior approval of the announcement is obtained from the other Party hereto. Notwithstanding the foregoing, each Party understands that the other Party is subject to public disclosure requirements as required by securities laws and the rules and regulations of the applicable Stock Exchanges and securities commissions. In the event that either Party determines that it is required by such laws, rules and regulations to make any public disclosure, then the Party shall give prior notice to the other Party and an opportunity will be provided for discussion.

21.      ATTORNMENT AND PROPER LAW

         (a) This Agreement shall be exclusively subject to and be interpreted, construed and enforced in accordance with the laws in effect in the Province of Alberta. Each Party irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Alberta and all courts of appeal therefrom.

         (b) Pursuant to Section 7 of the Limitations Act (Alberta), the Parties expressly provide that the limitation period for all claims as may arise under this Agreement as between the Parties shall be six (6) years from the day the act giving rise to the claim was discovered by the Party making the claim, but in any event shall not be more than fifteen (15) years from the day the act giving rise to the claim occurred.

22.      MISCELLANEOUS

         (a) At the date hereof and thereafter as may be necessary and without further consideration, the Parties hereto shall execute, acknowledge and deliver such other documents, novations, transfers, instruments and agreements and shall do such other things as may be necessary to carry out their respective obligations under this Agreement.

         (b)      Time shall be of the essence in this Agreement.

         (c) The address for Notices of each of the Parties hereto shall be as follows:

                  Vendor:           c/o Nexen Inc.
                                    801 - 7th Avenue S.W.
                                    Calgary, Alberta  T2P 3P7
                                    Fax:  (403) 699-5800

                  Purchaser:        c/o Harvest Operations Corp.
                                    2100, 330 - 5th Avenue S.W.
                                    Calgary, Alberta   T2P 0L4
                                    Fax:  (403) 265-3490

                  All notices, communications and statements (collectively, "NOTICES") required, permitted or contemplated hereunder shall be in writing, and shall be deemed to be sufficiently given and received if:

                  (i) personally served on the other Party by delivery during the normal business hours of the recipient at the addresses set forth above (personally served Notices shall be deemed received by the addressee when actually delivered);

                  (ii) by facsimile or other electronic medium (or by any other like method by which a written or recorded message may be sent) directed to the Party on whom they are to be served at that Party's fax number set forth above, and such Notices so served shall be deemed to have been received by the addressee thereof when actually received by it if received within the normal working hours of the recipient on a Business Day, or at the commencement of the next ensuing Business Day following transmission thereof; or

                  (iii) mailed by first class registered post, postage prepaid, to the other Party (Notices so served shall be deemed to have been received by the addressee on the fourth Business Day following the date of mailing thereof); except in the event of an actual or threatened postal strike or other labour disruption that may affect the mail service.

                  Either of the Parties hereto may from time to time change its address for service herein by giving Notice to the other Party.

         (d) This Agreement constitutes the entire agreement between the Parties and supersedes and replaces all previous oral or written agreements, memoranda, correspondence by the parties hereto prior to the date entered into and undertakings and representations made (save other than for these made fraudulently) hereof.

         (e) This Agreement shall be binding upon and shall inure to the benefit of the Parties hereto and their respective trustees, receivers, receiver-managers, successors and permitted assigns.

         (f) This Agreement may be executed in as many counterparts as are necessary and all executed counterparts together shall constitute one agreement.

         (g) Notwithstanding anything contained herein, with respect to the files, records and other documents included in the Miscellaneous Interests, for a period of seven (7) years after the Closing Date, Purchaser shall give Vendor reasonable access to such files, records and other documents included in the Miscellaneous Interests acquired from Vendor and will make its personnel reasonably available for the purpose of providing Vendor, upon Vendor's reasonable request, with assistance in locating information from such records, providing appropriate verifications of documents and information, developing information, reports, submissions and the like relating to Vendor's operation of the Assets prior to the Closing Date, or otherwise providing reasonable assistance which the Parties mutually deem appropriate.

        [ INTENTIONALLY DELETED ]

                 [ INTENTIONALLY DELETED ]

         (i) Neither Party may assign its interest hereunder without the prior written consent of the other Party except that the Purchaser may assign this Agreement to an Affiliate or Affiliates with Vendor's written consent, not to be unreasonably withheld.

         IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first above written.


NEXEN INC.                                  HARVEST BREEZE TRUST NO. 1, BY ITS
                                            TRUSTEE  1115638 ALBERTA LTD.

                                            Per: _______________________________
Per: _______________________________
                                            Per: _______________________________

CANADIAN NEXEN YEMEN LTD.                   HARVEST BREEZE TRUST NO. 2, BY ITS
                                            TRUSTEE  1115650 ALBERTA LTD.

Per: _______________________________        Per: _______________________________

Per: _______________________________        Per: _______________________________

NEXEN MARKETING

Per: _______________________________

Per: _______________________________

                                  SCHEDULE "A"
[Intentionally Deleted]

                                  SCHEDULE "B"

         [Intentionally Deleted]

                                  SCHEDULE "C"

[Intentionally Deleted]

                                  SCHEDULE "D"

[Intentionally Deleted]

                                  SCHEDULE "E"

         TO A PARTNERSHIP PURCHASE AGREEMENT THE 23RD DAY OF JUNE, 2005
                                     BETWEEN
            NEXEN INC., CANADIAN NEXEN YEMEN LTD. AND NEXEN MARKETING
                                       AND
            HARVEST BREEZE TRUST NO.1 AND HARVEST BREEZE TRUST NO. 2.



                               MARKETING CONTRACTS
                               -------------------

                                 ATTACHED HERETO

                                  SCHEDULE "F"

[Intentionally Deleted]

                                  SCHEDULE "G"
[Intentionally Deleted]

                                  SCHEDULE "H"

[Intentionally Deleted]

                                  SCHEDULE "I"

[Intentionally Deleted]

                                  SCHEDULE "J"

[Intentionally Deleted]